U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 10-SB
                                AMENDMENT NO. 4
                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                           ALFA UTILITY SERVICES, INC.
      (FORMERLY ENVIROTECH MFG. CORP., FORMERLY TRIAD INSTRUMENT CO. INC.)
      --------------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)

DELAWARE                                                 30-0057068
------------------------------------        ------------------------------------
(State or Other Jurisdiction of             (I.R.S. Employer Identification No.)
Incorporation or Organization)

Joseph Alfano, President and CEO
396 Chrislea Road
Woodbridge, Ontario Canada
L4L 8A8                                           (905) 850-2220, FAX -9152
--------------------------------------------------------------------------------
(Address of Principal Executive Offices)          (Registrant's Telephone)

                          COPIES OF CORRESPONDENCE TO:
                                 James R. Leone
                                 Attorney at Law
                                  3188 Oak Lane
                            Edgewater, Florida 32132
                          (386) 478-1743, Fax 478-1744
                        e-mail jrleoneattorney@yahoo.com

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

TITLE OF EACH CLASS               NAME OF EACH EXCHANGE ON WHICH REGISTERED
-------------------               -----------------------------------------
      None                                       None

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                                (Title of Class)

                                TABLE OF CONTENTS

ITEM                              PART I                               PAGE NO.
----                              ------                               --------
                    (SEC Form 10-SB Alternative Format No. 3)

I-1.     BUSINESS                                                              3
I-2.     MANAGEMENT'S DISCUSSION AND ANALYSIS                                 17
I-3.     PROPERTY                                                             26
I-4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
           AND MANAGEMENT.                                                    26
I-5.     DIRECTORS AND EXECUTIVE OFFICERS.                                    28
I-6.     EXECUTIVE COMPENSATION.                                              30
I-7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.                      32
I-8.     DESCRIPTION OF SECURITIES                                            33

                                    PART II
                                    -------

II-1.    MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS             35
II-2.    LEGAL PROCEEDINGS                                                    37
II-3.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
           ACCOUNTING AND FINANCIAL DISCLOSURE                                37
II-4.    RECENT SALES OF UNREGISTERED SECURITIES                              37
II-5.    INDEMNIFICATION OF DIRECTORS AND OFFICERS                            38

                                    PART F/S
                                    --------

         FINANCIAL STATEMENTS

                                    PART III
                                    --------

III-1 & 2         INDEX TO AND DESCRIPTION OF EXHIBITS                        39

SIGNATURE PAGE                                                                40

FINANCIAL STATEMENTS

                                     PART I
                    (SEC Form 10-SB Alternative Format No. 3)

INTRODUCTORY NOTE

FIGURES IN U.S. DOLLARS.

         Unless otherwise indicated herein (such as by "CDN" for Canadian Dollars), financial information is expressed in terms of United States Dollars ("USD").


PART I.   ITEM I-1.        BUSINESS (Regulation S-B, Item 101)

CORPORATE STRUCTURE

         Unless otherwise indicated herein, the information set forth herein reflects the closing of the transactions effectuated between the close of business on May 31, 2001 and the opening of business on June 1, 2001 by the Amended Assignment of Stock and related Amended Consent of Directors and Amended Option Agreements which are further described below, and are filed as EXHIBITS to the Registration Statement of which this is a part. Thus, all references herein to "ALFA", "WE" (or "US" or "OUR"), or the "REGISTRANT" or the "COMPANY", which is Alfa Utility Services, Inc. (Delaware), also include the assets, liabilities and operations of its subsidiary Alfa Utility Services, Inc. (Canada), and that subsidiary's subsidiary, Ontario Power Contracting Limited (Ontario).

         Alfa's corporate structure expressed in a tabular listing format is as follows:

PARENT COMPANY (REGISTRANT):

         Alfa Utility Services, Inc., a Delaware Corporation

         corporate offices and operational headquarters are at:
         396 Chrislea Road
         Woodbridge, Ontario Canada L4L 8A8
         Phone (905) 850-2220, Fax -9152

SUBSIDIARY OF ALFA UTILITY SERVICES, INC. (DELAWARE):
         Alfa Utility Services, Inc., a Canadian Corporation

SUBSIDIARY OF ALFA UTILITY SERVICES INC. (CANADA):
         Ontario Power Contracting Limited, an Ontario Corporation

GENERAL DEVELOPMENT OF BUSINESS AND OVERVIEW OF THE COMPANY.

DELAWARE INCORPORATION AND PRIOR CANADIAN OWNERSHIP.

           Alfa was incorporated in the United States under the laws of the State of Delaware on December 15, 1994 as Triad Instrument Co. Inc. ("TRIAD"). Triad was formed through a corporate reorganization of Indento Research Corp. ("INDENTO") with Morris Diamond as the President. Each shareholder of Indento received shares in the newly formed company, Triad. The shareholders of Indento contributed shares of common stock of several closely held companies. In addition, the out of pocket costs of incorporating Triad were paid by the shareholders. On or about June 7, 1995, 90% of the stock of Triad (the Company) was acquired for $75,000 (negotiated at arms length) by Edward M. Slessor, a Canadian citizen and resident, to provide a means to seek financing for his patented window and door manufacturing process.

         After the sale, Mr. Diamond's management was replaced by Mr. Slessor and substantially all (90%) of Triad's stock was transferred to Mr. Slessor. Triad's name was changed on August 30, 1995 to Envirotech Mfg. Corp. ("ENVIROTECH"). As noted above, Slessor owned and operated a window manufacturing business with specialized patents. It was his intention to file for trading of the stock in order to help Envirotech (the Company) raise funds and expand the business. However, with the economy changing, Slessor did not raise the expansion funds and the stock remained non-trading. In ill health, he then gave away most of his shares (approximately 9,484,370, retaining 650,106) to employees, suppliers and friends. See "MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS".

ONTARIO POWER ACQUIRED IN RECAPITALIZATION; ALFANO TOOK CONTROL OF COMPANY.

         For over 13 years Joseph Alfano had been the principal manager of Ontario Power Contracting Limited, located in Woodbridge, Ontario Canada and holder of control of its two former corporate shareholders. By Amended Consents of Directors and Shareholders, an Amended Assignment of Stock and Amended Option Agreements effective between the close of business on May 31, 2001 and the opening of business on June 1, 2001, all of the Common stock of Alfa Utility Services Inc., a Canadian corporation with a wholly owned Ontario corporation subsidiary, Ontario Power Contracting Limited, was acquired in exchange for 12,000,000 shares of legended (transfer restricted) common stock of Envirotech (the Company) and an Option for 4,000,000 restricted shares in conversion of Alfa Canada's Class A Preference Shares held by the two former corporate shareholders. The transaction has been accounted for as a recapitalization, resulting in the historical operations of Ontario Power Contracting Limited being deemed to be the historical operations of Alfa. Thus, control of the Company was transferred to Joseph Alfano, a citizen and resident of Canada. Prior officers and directors of Envirotech were replaced by Alfano and other persons who had no past relationships with the stockholders or prior directors and officers of Envirotech. Alfano also contracted to buy 200,000 additional shares of Alfa stock.

NAME CHANGE, STOCK CAPITALIZATION.

         Effective upon filing an Amended Certificate of Incorporation on June 1, 2001 the Company changed its name to Alfa Utility Services, Inc. and authorized a capitalization of 50,000,000 shares of Common Stock, par value $.001, of which 22,803,058 shares are issued and outstanding. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," and "DESCRIPTION OF SECURITIES," and "RECENT SALES OF UNREGISTERED SECURITIES."

DURATION AND TYPES OF BUSINESS.

         Alfa Utility Services, Inc.'s wholly owned subsidiary, Ontario Power Contracting Limited, has been in full operation since November 1988. It designs, constructs, refurbishes and maintains utility systems, installs underground electrical, water, gas and sewer lines, and installs street lighting, as well as traffic control and other communications systems. Alfa pursues a goal of providing superior quality utility systems and electrical services, for total electrical utility solutions. Over the last few years, Alfa's senior management has seen a strong growth in the development of its product lines.

COMPETITIVE ADVANTAGES.

         Alfa has sought to provide customer support excellence by competitive prices, meeting deadlines, and offering attractive lead times. Alfa intends to expand its role as a speciality service provider in the construction of utility systems, focusing on products, services and complete systems in targeted markets, seeking to deliver innovation and reliability.

DESCRIPTION OF OPERATIONS

BUSINESS CATEGORIES.

         Alfa Utility Services, Inc. is a full service utility construction, management and services company. Alfa has a clearly defined market niche, concentrating on electrical utilities, communications, natural gas pipelines, sewer and waterworks distribution systems.

PRINCIPAL SERVICES AND MARKETS.

         Alfa generates revenues by:

         Installation of underground electric distribution systems (primary, secondary and streetlights) for residential developments.

         Reconstructing and rehabilitating outdated or damaged portions of a Public Utility's primary and secondary distribution systems.

         General civil/electrical and maintenance work for existing power producers and energy service providers.

         Installation of new underground communications distribution systems (such as traffic lights, telephone, cable TV, fiber optics, etc.).

         Installation of natural gas, waterworks and sewer distribution systems.

         Contracting for the design and comprehensive installation in new development sites for both developers and municipalities, of non-road "infrastructure" - - electrical utilities, communications, natural gas pipelines, sewer and waterworks systems.

INDUSTRY SEGMENTS.

         Industry segments are not required to be described because they are not yet material to an understanding of Alfa's business as a whole. Business segments will be stated for three years based on classes of similar products or services accounting for 15% or more of consolidated revenues when they or the public stock float exceed $25,000,000 for two years (or 10% if revenues exceed $50,000,000 in a year).

                                                   2000              2001
                                                   ----              ----
Sales To Unaffiliated Customers                 $9,739,352        $12,090,683

Income From Operations                          $  123,102        $   142,912

Identifiable Assets                             $3,895,681        $ 4,580,073

         Alfa's operational subsidiary performs civil underground and overhead construction and maintenance activities for utility companies and developers. We are experts in joint trench solutions. "JOINT TRENCH" refers to placing more than one utility in the same trench, such as communication wire/optical fiber, natural gas distribution piping, and power distribution wires. This reduces the cost per foot of infrastructure construction, because trench costs are shared, as well as long-term maintenance costs, because trench profiles are consistent throughout the site, and accidental cross cutting and other costs are reduced. Alfa can install these increasingly desirable combined infrastructures.

         Prior to the end of 2001, individual profit/cost centers (segments) were not tracked and managed as such. Management has recently changed accounting packages and we have designed the new system to account and report on the activities of multiple profit and cost centers, in multiple geographies and in multiple currencies. To go back in history and break down information would not be practical.

SOURCES OF MATERIALS.

         Construction materials are readily available from a variety of local, national and international sources. There seldom is any prolonged difficulty in obtaining supplies.

WORKING CAPITAL PRACTICES OF COMPANY AND COMPETITORS.

         Described below are any practices relating to such items as any maintenance of a significant products inventory to allow rapid delivery or a continuous flow of goods or services; or customer returns policies; or extended payment terms; or similar practices affecting working capital for Alfa or for its competitors.

         Working capital is managed primarily through control of accounts receivable, inventory and accounts payables. A just-in-time inventory model and preferred supplier payment terms have represented large sources of cash for Alfa during the last 3-year period. As management believes little improvement is possible regarding further control of inventory levels, a greater focus has been placed on accounts receivable and accounts payable management.

         Deregulation of the energy sector in North America has afforded Alfa the opportunity to consider offering project-financing services as a method to reduce DAYS SALES OUTSTANDING (DSO). Once this new service is implemented and with more aggressive collection practices, DSO results should improve. "DAYS SALES OUTSTANDING" (DSO) is a measure of Weighted - Aged Accounts Receivables to total annual revenue. Alfa clients are predominantly high credit quality, slow paying clients. It is not uncommon for Municipal Utilities or Real Estate Developers to make payments 30 to 45 days past due. Alfa seeks institutional financing for these clients. Management expects the average days outstanding for most financed projects to be approximately 10 days. Financing for 25% of the projects could result in a significant drop in DSO and in related costs of capital, viewed from the perspective of either external interest expense or loss of return on internal working capital. The improved working capital levels in turn will further enhance Alfa's buying power and ability to exercise prompt payment discounts on its accounts payables, and thus boost its rate of return on working capital.

         No particular practices relating to working capital are known to have any special effects on competitors.

DISTRIBUTION OF PRODUCTS AND SERVICES; BUSINESS NOT DEPENDENT UPON A FEW CUSTOMERS.

         Alfa obtains business by referrals or response to Requests For Proposals based on its reputation, under contracts which are usually negotiated, but sometimes on auction type bids (lowest qualified bidder).

         If loss of one or more customers or affiliated groups of customers accounting for 10% or more of revenues would have a material adverse effect on a segment, their names and any relationships with Alfa are disclosed below.

         As no single project or client has represented more than 5% of Alfa's total revenue in any given period, there is no dependence on a specific client or business segment.

         Further, because of factors developed over the years, sudden loss of a customer appears to be a very remote possibility, and even a large project would be unlikely to pose a material risk of non-payment. Alfa and its subsidiaries enjoy extremely low bad debt expenses for the following reasons: the client base is composed of residential and commercial real estate developers as well as municipal and provincial electrical authorities who consistantly pay their bills; and the majority of clients are required to post standby irrevocable letters of credit as security against work performed. In the 12 year history of Alfa's primary subsidiary only two liens were filed against clients and in both cases full payment of accounts were made.

BACKLOG OF FIRM ORDERS.

         Set forth below as of the most recent practical date compared to a year ago, is a discussion of Alfa's backlog of firm orders, stating the portion to be filled this year and any seasonal or other material aspects such as unfunded government orders, or awarded contracts not yet signed.

         Alfa Utility Services, Inc. currently has the largest new orders list in its history. As of December 2001, Alfa had $9,628,000 of confirmed orders in backlog. This is up 35% compared to a $7,125,000 backlog at the end of fiscal 2000, and would indicate continued strong revenue growth in fiscal 2002. Orders usually are fulfilled in less than a year.

         The 2001 year end backlog is expected to be completed and billed in 2002. Management believes the increased backlog indicates increased acceptance of Alfa's services in the market place.

         One of management's key initiatives involves raising funds to ensure working capital levels are adequate in coming quarters to meet the demands of increased revenue levels, such as financing increased receivables by funding the early stages of construction when advance draws (if any) may be insufficient to cover all costs, and because completion payments occur after costs are paid or after any uncovered interest and late fees are incurred.

         Management also is planning expansion into additional markets where existing Alfa clients desire the same level of service received from Alfa in the Ontario area.


NO GOVERNMENT CONTRACTS SUBJECT TO TERMINATION OR PROFIT RENEGOTIATION.

         Alfa has no material amount of business under government contracts providing for renegotiation of profits, or termination at the convenience or discretion of the government, or other adverse terms.

         In fact, all government contracts are firm and have no provision for termination or profit renegotiation.

BUSINESS NOT DEPENDANT ON PATENTS, TRADEMARKS, OR OTHER GOVERNMENT REGULATIONS OR APPROVAL OR LABOR AGREEMENTS.

         Alfa's business is not dependent upon intellectual property ownership or licenses (copyrights, trademarks, patents, etc.) or government licenses, franchises, permits or other regulations or approvals beyond those required for all construction activities. See the discussion below regarding environmental matters. Also, there are no significant royalty agreements or labor contracts that materially affect Alfa's operations.

COMPETITIVE CONDITIONS.

         The number of competitors for each business segment, the relative ranking of Alfa, and the names of dominant firms, are set forth below.

         In the markets where Alfa currently participates, it is the third largest competitor. The first and second largest companies, Con Elco and Trans-Power are related to large development companies. Alfa presently performs services throughout southern, western and central Ontario. Alfa is an approved utility contractor in eastern Ontario, but we have not sought work in that region due to working capital constraints.

         While other competitors exist they can be classified as indirect because they are specialized and rely to a greater extent on one or two clients. An example of this would be Robert Sommerville Construction. That company performs the vast majority of its work for a small number of Natural Gas distributors. Alfa performs similar services and given the generalist nature of Alfa's services, a significant competitive advantage is enjoyed in the increasingly more common joint trench civil project environment.

COMPETITIVE EXCELLENCE; MARKETS FOR EXPANSION OR ACQUISITION

         Alfa's senior executives pursue a goal of providing superior quality utility systems and electrical services, for total electrical utility solutions. Alfa has sought to provide customers with support excellence by being price competitive, meeting deadlines, and offering attractive lead times. Alfa intends to continue in its already established role as a specialty service provider in construction of utility systems, focusing on total turnkey utility services in each target market. The prime goals are to have the flexibility to respond to individual market challenges, while focusing on overall customer service, maintaining market and product discipline, and improving output volume.

         Alfa's target markets are civil infrastructure installations in eastern Ontario, and subsequently overhead and civil installations in select U.S. markets. Alfa is pursuing opportunities with existing clients who are developing real estate in the United States, specifically Sarasota, Florida and Scottsdale, Arizona. Alfa intends to acquire utilities contractors successfully completing similar work in the target U.S. markets. To this end, Alfa has become a member of the NUCA (National Underground Contractors Association). We have held meetings with the Executive Director of the Florida chapter to discuss our plans and solicit her assistance via a consulting arrangement. Such arrangement is not expected to require any material amount of payments for consulting services. No guarantee can be given that such service will result in a more advantageous, or any, acquisition.

COMPANY RESEARCH AND DEVELOPMENT EXPENDITURES AND ACTIVITIES IN
LAST THREE YEARS.

         Alfa Utility Services, Inc.'s research and development activities have been restricted to methods related to performing services in a more cost effective manner. An example would be trench profiles that allow for increases in both safety and production levels. The costs of such research are nominal, generally consisting of careful observation and analysis of procedures, supplies and equipment, and contacting suppliers for improvements.

ENVIRONMENTAL COMPLIANCE COSTS FOR THIS YEAR AND NEXT YEAR.

         Alfa handles a minimal amount of hazardous waste. All waste products are disposed of through local waste management partners, and the costs are nominal in relation to revenues.

NUMBER OF EMPLOYEES SHARPLY INCREASING; SEASONALITY DECREASING.

         As of May 2001, Alfa had a team of 76 employees, including an administrative staff of 10. By April 2002, Alfa had increased its employee count by 34% to 102, including an administrative staff of approximately 15. Implementing greater operating efficiencies over the past few years, Alfa's staff previously had remained relatively constant. With the increasing pace of business, the normally slow period of January, February and March (due to climatic conditions) no longer is affecting operations as it used to.

FINANCIAL INFORMATION ABOUT GEOGRAPHIC SALES.

         To date, virtually all operations have been conducted in Canada's Province of Ontario; also neither revenues nor public stock float have exceeded $25,000,000 for two years. Thus, no discussion is included herein as to 15% of consolidated revenues (or 10% if revenues exceed $50,000,000 in a year) being accounted for by either non-Canadian sales or non-Ontario Province sales. Likewise, there is no presentation of separate financial information about the geographic distribution of sales nor is there a separate discussion of foreign sales dependence and risks for any business segment, because there have been none.

BUSINESS EXPANSION AND POSSIBLE ACQUISITIONS PLANS.

         Presently, Alfa operates in central, southern and western Ontario. We are developing a plan of expansion into eastern Ontario as well as select southern states in the United States of America, i.e. Florida and Arizona. Expansion plans into the southern United States are in their infancy.

         Alfa has identified the types of acquisition targets that represent synergies for Alfa. For example, Alfa does not have a directional (horizontal) boring capability and historically has outsourced this function. Entities exhibiting these sorts of capabilities are first on the acquisition list. Preliminary discussions of a general nature have been undertaken with a few potential acquisition targets but no agreements in principle or understandings as to terms have been reached orally or in writing.

         In addition, Alfa has begun discussions with an overhead-contracting firm based in the Greater Toronto Area. This firm has expressed great interest in being acquired. Alfa management, however, has sought to proceed slowly to allow for financing activities to bear fruit prior to commencing negotiations in earnest.

         Alfa also has entered into a preferred supplier relationship with First Nations Power. FNP is an Aboriginal owned, Canadian company focused on development of environmentally responsible hydropower, wind power and cogeneration projects. FNP has agreed in principle to offer Alfa a first right of acceptance/refusal on all work undertaken by FNP. Such arrangement (if finalized) is not presently expected to result in a material amount of revenues in 2002.

         Further, Alfa management seeks involvement in bi-fuel conversion and methane gas collection programs. To that end, Alfa has met with suppliers of specialty equipment like EMCON-OWT and the methane gas project developer Biomass. Alfa is preliminarily discussing with Biomass the possibility of developing up to 25 methane gas sites within the next 5 years, if and when suitable projects are located and appropriate financing is obtained. No guarantee can be given that any such project will occur.

         No guarantee can be given that any of the foregoing will result in material revenues or earnings for Alfa.

NO SPECIFIC PRESENT ACQUISITION PLANS.

         Although Alfa intends to grow through external acquisitions, we have no understandings or agreements to make any specific acquisition at this time except to the extent indicated above. The terms and conditions of any such acquisition would be subject to negotiations and management's discretion, as well as Alfa's ability to borrow funds or utilize its own debt or equity securities to acquire business assets (or control blocks of stock) or to raise acquisitions funding.


NORTH AMERICAN AND OVERSEAS DEREGULATION OPPORTUNITIES.

         Alfa Utility Services, Inc. will maximize on the demands for specialty services being generated by the recently deregulated electricity markets within North America, and especially for electric utility transmission and distribution services. Alfa intends to invest in viable North American and overseas utility service opportunities to augment its Canadian core business base but no guarantees can be made that acquisitions will occur or be beneficial. Alfa is strategically positioned to achieve the following short-term and medium-term goals.

SHORT-TERM AND MEDIUM-TERM STRATEGIES (1 TO 5 YEARS).

         Alfa's overall plan is to improve its size and competitive position in the general contracting, supply and installation of its core products and services, with related operations entered into or acquired as customer demand necessitates. To accomplish that in the short and medium term (1 to 5 years) Alfa intends to pursue the following strategies:

         Start the process of becoming a major participant in the entire electrical, communications and other utilities construction markets by taking the following additional measures:

         Promote sales growth for greater economies of scale and increase the profitability and cash flow of the existing core business in Canada's Province of Ontario and outside Ontario where existing real estate developer customers are taking on projects.

         Build up assets by continued reinvestment of a substantial portion of profits and cash flow.

         Complete the re-engineering and the modernization of its operational facilities at its headquarters offices, as appropriate and needed for increased business.

         Access sources of increased funding, including Canadian and U.S. debt or equity public financing strategies.

         Then, when internal and external capitalization sources are sufficient, identify potential acquisition targets among North American electrical, communications and other utilities contracting companies, including U.S. operations which are compatible with Alfa. For example, Alfa will seek companies having capabilities it needs such as directional (horizontal) boring equipment and personnel. In that way, Alfa intends to implement its goals for customer service and prompt delivery, in order to generate even faster growth.

         Establish broader North American market awareness of Alfa and its business.

         Plan and as needed implement market awareness of Alfa and its business in select overseas markets.


EXPERIENCED MANAGEMENT.

         Alfa's senior management are dedicated to seeing Alfa achieve its goals and meets its obligations to all customers, and to its shareholders and employees. Alfa's three executive officers (ages 33-49) have a total of over 52 years of experience in their areas of expertiese. Middle level management officers have a comparable amount of experience.

ADDITIONAL INDUSTRY DISCUSSION

PROVINCE OF ONTARIO ELECTRICAL DEREGULATION

         Deregulation of the Province of Ontario energy sector commenced in 1995 with the submission of a provincially funded report calling for full wholesale and retail competition in the Ontario energy market. Since the filing of that white paper, Municipal Hydro Authorities have consolidated to 94 from 312. Ontario Hydro, the single largest hydro authority in North America, was dismantled and restructured into three operating entities. On May 1, 2002, it was widely reported that the Ontario energy market was successfully deregulated with all 94 MHA's now required to bill transmission and generation separately to all clients. In addition, electrical energy resellers have been active in the market, seeking to sign up supply contracts for all types of energy clients.

LOCAL RETAILERS' MERGERS.

         As new legislation unfolds, utilities will be free to merge with other utilities outside their original/municipal boundaries. In Ontario Canada, the Ontario Energy Board (OEB) will regulate these types of mergers and acquisitions. The OEB already has received numerous applications involving mergers, acquisitions and/or amalgamations. In the United States, a similar evolution is taking place in electrical fields and the communications industries already have taken many of these steps.

NATIONAL ELECTRICAL DISTRIBUTION VERSUS LOCAL RETAIL SELLING.

         The new North American competitive electrical marketplace requires regulated (shared national generation and distribution grid wires) and unregulated (local retailing) business activities to be separated. This will ensure that a competitive playing field exists and at the same time assure that the competitive 'retail' businesses are not subsidized (and controlled/coordinated) by the semi-monopoly 'wires' activities. Similar changes have occurred and still are occurring in the communications markets.

DIRECT COMPETITORS

U.S. CONTRACTORS OFFER SOME COMPETITION.

         Direct competitors are defined as contractors in the utility distribution construction industry that offer equivalent services. Alfa Utility Services' principal competition comes from within North America, especially from the United States for this newly emerging electrical sales industry.

ALFA'S BUSINESS STRUCTURE.

         Most of Alfa's competitors do not have what Alfa would regard as a comparable business structure: the service network of technicians, engineers, and installers, and the customer base that Alfa has developed over the years. While large competitors exist, i.e. PAR/Quanta, Aecon etc., they offer more generalized transmission infrastructure expertise. Alfa's size and structure of services is believed to afford it the advantage of increased flexibility as to job scope as well as other project attributes.

GROWING MARKET WILL SUPPORT EVEN MORE COMPETITORS.

         Few competitors have been able to offer the same quality of products and services that Alfa believes is provided by its wholly owned operating subsidiary - Ontario Power Contracting Limited. Competitors include those who offer the same core products and services as Alfa, and those who offer only some of these products and services combined in a package, or a part of a package with other services. The North American and Overseas Markets for utilities construction and servicing are so large and in such an embryonic growth stage, that there is room for any number of companies engaged in the same business as Alfa. As demand for power grows due to new development, we anticipate that new installation contractors will enter the marketplace. Competition will increase and Alfa will need to continue to devote resources to the development and maintenance of its operating facilities and systems designed to reduce costs without sacrificing the quality of services that Alfa believes has become its leading attribute.

ALFA'S BUSINESS RELATED RISK FACTORS

FOUR MAJOR RISKS FOR ESTABLISHED BUSINESSES.

         Alfa believes the four most common risk factors for established companies are over-pricing services, not establishing or maintaining personal relationships with clients and potential clients in the marketplace, poor quality of products, and poor quality of support services. Competitive pricing and quality service are believed to be the keys which have fostered Alfa's success. Prices open many doors, and Alfa's emphasis on quality goods and services is what it believes keeps and develops those opportunities. Alfa's proven track record is what it believes has generated solid client contacts at senior management levels. Management is of the opinion that Alfa is now strategically positioned to take advantage of the current economic climate throughout North America.

RISK EVALUATION FOR NEW CONTRACTS.

         Prior to acceptance of new contracts from new or existing clients, they undergo a thorough feasibility study for risk factors pertaining to environmental implications, the probability of all levels of permits being granted, profitability, other terms, and the receipt of payments. Once Alfa's upper management approvals are secured, the project commences.

ADHERING TO ALFA'S HIGH ENVIRONMENTAL STANDARDS.

         Alfa recognizes the impact that our activities may have on the environment. We are therefore committed to high standards of environmental care, and continually are improving our environmental performance. Alfa aims to constantly strengthen our environmental track record by:

         Complying fully with legislation and if possible exceeding minimum legal requirements.

         Maintaining effective and efficient Environmental Management Systems.

         Minimizing environmental risks and preventing pollution.

         Reducing any adverse visual impact of operations.

         Promoting the efficient use of transportation in all activities.

         Managing the land sensitively and promoting nature conservation.

         Informing suppliers and contractors of high environmental standards and otherwise encouraging high standards throughout the supply chain.


SHAREHOLDERS' ENVIRONMENTAL INPUT.

         Alfa also recognizes that its shareholders have a role to play in providing input to guide Alfa's environmental affairs and help educate the staff to conduct corporate activities in an environmentally responsible manner.

NO GUARANTEE OF STABLE STOCK TRADING MARKET.

         There has been no public market for Alfa's Common Stock. There can be no assurance that an active public market will develop or be sustained or that the market price of the Common Stock will not decline below that which originally is quoted by any broker-dealer. Future announcements concerning the industry in general or Alfa or its competitors, nonexclusively including quarterly variations in actual operating results, announcements of litigation, or even changes in earnings estimates by outside analysts, could cause the market price of Alfa's Common Stock to fluctuate substantially. These fluctuations, as well as general economic, political and market conditions such as recessions, international instabilities or military conflicts, may materially and adversely affect the market price of Alfa's Common Stock. Alfa has a large public float of shares which may be resold, which could adversely affect the stock price. See "MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS".

PART I   ITEM I-2.   MANAGEMENT'S DISCUSSION AND ANALYSIS
                     (Regulation S-B, Item 303)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


FORWARD LOOKING STATEMENTS

         Statements in this registration on Form 10-SB which are not historical facts, nonexclusively including statements below, may contain forward-looking statements that are subject to important factors that could cause actual results to differ materially from those in the forward-looking statement. Such factors nonexclusively include product demand; the effect of economic conditions; the impact of competitive services, products, and pricing; product developments; supply restraints or difficulties; industry regulation; the continued availability of capital resources and financing; acts of terrorism, war or civil unrest; and other risks set forth or incorporated herein and in Alfa's other Securities and Exchange Commission filings. Alfa does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of Alfa.

         Alfa has not released and does not presently intend to release any projections of revenues or net income, or other forward-looking statements, without complying with the requirements for such statements

INTRODUCTION TO MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Effective between the close of business on May 31, 2001 and the opening of business on June 1, 2001 pursuant to the terms and condition of an Amended Assignment of Stock and Amended Option Agreements and Amended Consents of Directors and Shareholders, Alfa Utility Services Inc. (a Canadian Corporation) and its wholly owned subsidiary Ontario Power Contracting Limited, became wholly owned subsidiaries of Alfa Utility Services, Inc. (a Delaware Corporation, the registrant herein, referred to as "Alfa"). That transaction has been accounted for as a recapitalization, resulting in the historical operations of Ontario Power Contracting Limited being the historical operations of Alfa Utility Services, Inc. (a Delaware Corporation). Prior to the recapitalization, Alfa Utility Services, Inc. (a Delaware Corporation) had not engaged in any form of business activity and as a result, has no operating history. Accordingly, the following discussion and analysis of financial conditions and results of operations is a discussion of the historical financial performance of Ontario Power Contracting Limited.

Alfa generates revenue by:

         o Installation of the joint use underground primary, secondary and streetlight distribution systems for residential developments
         o Reconstruction and rehabilitation of parts of a Public Utility's primary and secondary distribution systems
         o General civil/electrical and maintenance work for existing power producers and energy service providers
         o Installation of new underground communications distribution systems
         o Installation of natural gas, waterworks, and sewer distribution systems
         o Design and installation of electrical utilities, communications, natural gas pipelines, sewer and waterworks systems in new development sites for developers and municipalities

         The following discussion and analysis of Alfa's financial condition and results of operations should be read in conjunction with the financial statements appearing in PART F/S of this Form 10-SB.

RESULTS OF OPERATIONS

         The following table sets forth a statement of operations and comprehensive income data of Alfa expressed as a percentage of sales for the periods indicated:

                                                 THREE MONTHS ENDED             SIX MONTHS ENDED                 YEAR ENDED
                                                      JUNE 30,                     JUNE 30,                      DECEMBER 31,
                                                  2002           2001            2002          2001         2001           2000
                                               ----------------------------------------------------------------------------------
                                                     PERCENTAGES                 PERCENTAGES
Total Sales                                            100.0          100.0           100.0        100.0     100.0        100.0
Total Cost of Goods Sold                                81.1           85.6            87.6         91.3      86.2         88.0
                                               --------------------------------------------------------------------------------
Gross Profit                                            18.9           14.4            12.4          8.7      13.8         12.0
Total Operating Expenses                                15.2           10.7            14.7         10.6      12.6         10.7
                                               --------------------------------------------------------------------------------
Income (Loss) From Operations                            3.7            3.7            -2.3         -1.9       1.2          1.3
Interest Expense, Net                                   -0.5           -0.8            -0.6         -1.1      -0.7         -1.1
                                               --------------------------------------------------------------------------------
Income (Loss) Before Income Taxes                        3.2            2.9            -2.9         -3.0       0.5          0.2
Provision for (Recovery of) Income Tax                   1.7           -4.0            -0.8         -1.2       1.4          0.2
                                               --------------------------------------------------------------------------------
Net Income (Loss)                                        1.5           -1.1            -2.1         -4.2      -0.9          0.0
Other Comprehensive Income (Loss),
    Net of Income Tax                                    1.1           -1.0             0.5         -0.1      -0.4         -0.2
                                               --------------------------------------------------------------------------------
Comprehensive Income (Loss)                              2.6           -0.1            -1.6         -4.3      -1.3         -0.2
                                               ================================================================================


THREE MONTHS ENDED JUNE 30, 2002 COMPARED WITH THREE MONTHS ENDED JUNE 30, 2001

SALES

           Sales for the three months ended June 30, 2002 increased $161,000 or 6% to $2,780,000 from $2,619,000 for the three months ended June 30, 2001.

COST OF GOODS SOLD

           Cost of Goods Sold for the three months ended June 30, 2002 was $2,257,000 or 81.1% of sales as compared to $2,243,000 or 85.6% of sales for the three months ended June 30, 2001.

           The decrease in cost of goods sold as a percentage of sales is due to better purchasing of materials and increased efficiency. In addition, Alfa is taking advantage of just-in-time inventory as much as possible which is helping to reduce the materials costs. In addition, there has been a change in the mix of Alfa's business toward Natural Gas which has lower material costs and a resulting higher gross profit.

GENERAL AND ADMINISTRATIVE EXPENSE

           General and administrative expense for the three months ended June 30, 2002 increased $140,000 or 52% to $411,000 from $271,000 for the three months ended June 30, 2001.

           This increase in general and administrative expense is mainly a result of increased spending in a number of areas. Administrative salaries increased $28,000 primarily due to the hiring of a Chief Financial Officer during the second quarter of 2001. Office salaries increased $31,000 to accommodate the growth in sales which occurred during 2001. In conjunction with that, related office expenses related to the increased staffing increased $10,000. Insurance expense increased $10,000 due to the need for more insurance to cover the growth of Alfa since the prior year. Professional service fees increased $59,000 due to the costs associated with the registration of Alfa's securities with the Securities and Exchange Commission.

INTEREST EXPENSE

           Interest expense for the three months ended June 30, 2002 decreased $8,000 or 39% to $13,000 from $22,000 for the three months ended June 30, 2001.

           This decrease is a product of three factors; the improved management of operating debt, the repayment of term debt and the increased use of operating leases to finance the acquisition of debt.

           Alfa has implemented cash flow forecasting models along with other cash management practices that have reduced Alfa's dependence on bank operating debt. These practices have permitted Alfa to finance increased revenues and accounts receivable with reduced dependence on bank lines of credit.


PROVISION FOR INCOME TAXES

           The provision for income taxes has decreased $57,000 to $46,000 for the three months ended June 30, 2002 from $103,000 for the three months ended June 30, 2001 due to the adjustment of deferred taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", for the higher tax rate that Alfa will be required to pay due to becoming a "public" reporting company which was required in the second quarter of 2001. Previously, Alfa was able to take advantage of the Canadian controlled small corporation tax incentive whereby all income under $200,000 (CDN) is taxed at a rate of 20%. Alfa's acquisition of Ontario Power resulted in a loss of Alfa's ability to use this preferred tax rate.

NET INCOME

           The net income for the three months ended June 30, 2002 was $43,000 compared to a net loss of $29,000 for the three months ended June 30, 2001. The main factors contributing to this was an increase in gross profit of $148,000 and a decrease in the provision for income taxes of $57,000 offset by an increase in general and administrative expenses of $140,000.

SIX MONTHS ENDED JUNE 30, 2002 COMPARED WITH SIX MONTHS ENDED JUNE 30, 2001

SALES

           Sales for the six months ended June 30, 2002 increased $813,000 or 17% to $5,556,000 from $4,743,000 for the six months ended June 30, 2001.

           Sales growth was driven by increased activities in the Residential Subdivision-Servicing group with an increase in revenue of $200,000 in 2002 over 2001. The growth is attributed to management's focus on quality service. This focus on quality has strengthened relationships in the client community which in turn has resulted in increased business for Alfa. In addition to improved volume generated by the aforementioned group, the Natural Gas group increased capacity in the second quarter of 2001 to allow for the complete internal fulfillment of gas infrastructure requirements. Historically, Ontario Power had jointly bid on projects and contracted out the natural gas portion. Management expects the volume of revenue obtained from the Natural Gas group to grow in importance and represent 10% of Alfa's gross volume by the end of 2002. Previously, this group represented less than 3% of Alfa's volumes as the natural gas portion was contracted out to other companies. This group had an increase in revenue of $400,000 in 2002 over 2001.

COST OF GOODS SOLD

           Cost of Goods Sold for the six months ended June 30, 2002 was $4,869,000 or 87.6% of sales as compared to $4,330,000 or 91.3% of sales for the six months ended June 30, 2001.

           The decrease in cost of goods sold as a percentage of sales is due to better purchasing of materials and increased efficiency. In addition, Alfa is taking advantage of just-in-time inventory as much as possible which is helping to reduce the materials costs. In addition, there has been a change in the mix of Alfa's business toward Natural Gas which has lower material costs and a resulting higher gross profit.


GENERAL AND ADMINISTRATIVE EXPENSE

           General and administrative expense for the six months ended June 30, 2002 increased $307,000 or 63% to $794,000 from $487,000 for the six months ended June 30, 2001.

           This increase in general and administrative expense is mainly a result of increased spending in a number of areas. Office salaries increased $70,000 to accommodate the growth in sales which occurred during 2001. In conjunction with that, related office expenses related to the increased staffing increased $35,000. Insurance expense increased $21,000 due to the need for more insurance to cover the growth of Alfa since the prior year. Management fees paid to Alfa's President were $48,000 in 2002 and there was no fees paid in the first six months of 2001. Professional service fees increased $95,000 due to the costs associated with the registration of Alfa's securities with the Securities and Exchange Commission.

INTEREST EXPENSE

           Interest expense for the six months ended June 30, 2002 decreased $21,000 or 42% to $30,000 from $51,000 for the six months ended June 30, 2001.

           This decrease is a product of three factors; the improved management of operating debt, the repayment of term debt and the increased use of operating leases to finance the acquisition of debt.

           Alfa has implemented cash flow forecasting models along with other cash management practices that have reduced Alfa's dependence on bank operating debt. These practices have permitted Alfa to finance increased revenues and accounts receivable with reduced dependence on bank lines of credit.

PROVISION FOR INCOME TAXES

           The provision for income taxes has decreased $102,000 to a recovery of $44,000 for the six months ended June 30, 2002 from a provision for income taxes of $58,000 for the six months ended June 30, 2001 due to the adjustment of deferred taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", for the higher tax rate that Alfa will be required to pay due to becoming a "public" reporting company. Previously, Alfa was able to take advantage of the Canadian controlled small corporation tax incentive whereby all income under $200,000 (CDN) is taxed at a rate of 20%. Alfa's acquisition of Ontario Power resulted in a loss of Alfa's ability to use this preferred tax rate.

NET LOSS

           The net loss for the six months ended June 30, 2002 decreased $82,000 to $116,000 from $198,000 for the six months ended June 30, 2001. The main factors contributing to this increase was an increase in gross profit of $274,000, a decrease in interest expense of $22,000, a decrease in income tax expense of $101,000 offset by an increase in general and administrative expenses of $307,000.

CAPITAL RESOURCES AND LIQUIDITY

           Alfa's cash flow used in operations was $13,000 and $71,000 for the six months ended June 30, 2002 and 2001, respectively. The increase is due to a decrease in the net loss and a decrease in accounts receivable due to better collection efforts and a shift in the mix of business. This was offset by an increase in inventories of $40,000 as compared to a decrease in inventories in the prior year of $235,000. This change is due to the management of inventory which was occurring during the prior year. Inventory is now at its ideal amount and could not be reduced any further. Also offsetting the cash inflows was a decrease in accounts payable.

           Cash provided by investing activities was $326,000 for the six months ended June 30, 2002. Cash used in investing activities was $141,000 for the six months ended June 30, 2001. The increase in cash provided is due to the fact that there were lower purchases of property, plant and equipment and proceeds from sales of property, plant and equipment in 2002.

           Cash used in financing activities was $308,000 for the six months ended June 30, 2002. Cash provided by financing activities was $212,000 for the six months ended June 30, 2001. The change is due to net repayment on borrowings in the six months ended June 30, 2002 and net borrowings in the six months ended June 30, 2001.

           The decrease in accounts receivable of $0.5 million from December 31, 2001 to June 30, 2002 is due to an increase in sales of $0.2 million in the second quarter ended June 30, 2002 compared to an increase in sales of $1.1 million in the fourth quarter ended December 31, 2001.

           Property, plant and equipment, net has decreased from $1.1 million at December 31, 2001 to $0.5 million at June 30, 2002 and long-term debt has decreased from $0.5 million at December 31, 2001 to $0.2 million at June 30, 2002 due to the sale-leaseback of equipment during the six months ended June 30, 2002.

           Alfa generally does not maintain cash balances as all funds are currently being reinvested into Alfa to continue to grow the Company. Alfa currently has a Revolving Demand Loan in the amount of the lesser of $1 million
(CDN) or 80% of the receivables value, as defined in the credit agreement (of which $349,111 was outstanding as of June 30, 2002). The loan bears interest at the prime rate plus 1%. Alfa also must pay an administration fee of $50 monthly.

           The demand loan is renewable yearly. Interest only is payable monthly on the demand loan. The demand loan is secured by all assets of Alfa, various insurance policies and a personal guarantee of one of the directors of Alfa.

           The demand loan contains various covenants pertaining to the maintenance of net worth, direct borrowings, leverage and liquidity requirements. At June 30, 2002, Alfa was not in compliance with the net worth, leverage and liquidity ratios. Under the terms of the agreement, the bank may call the loan if Alfa is in violation of any restrictive covenant. Alfa has not obtained a waiver from the bank. The management of Alfa has the means and the willingness to refinance the debt should demand for payment be made through collateralizing its fixed assets. As of August 14, 2002, the bank has not called the loan and continues to allow Alfa to borrow under the original terms of the agreement, having renewed it twice while out of compliance with one or more ratio maintenance provisions.

              The continued availability of the demand loan is necessary in order for management to continue to grow the business. If the demand loan or similar financing was not available, Alfa would be required to slow growth in order to have the necessary cash to meet its obligations.

INFLATION

         Alfa does not believe its operations have been materially affected by inflation. Inflation is not expected to have a material future effect.

YEAR ENDED DECEMBER 31, 2001 ("2001 OPERATING YEAR") COMPARED WITH YEAR ENDED DECEMBER 31, 2000 ("2000 OPERATING YEAR")

SALES

           Sales for the year ended December 31, 2001 increased $2,228,000 or 23% to $12,091,000 from $9,863,000 for the year ended December 31, 2000.

           Sales growth was driven by increased activities in the Residential Subdivision-Servicing group with an increase in revenue of $200,000 in 2001 over 2000. The growth is attributed to management's focus on quality service. This focus on quality has strengthened relationships in the client community which in turn has resulted in increased business for Alfa. In addition to improved volume generated by the aforementioned group, the Natural Gas group increased capacity in the second quarter of 2001 to allow for the complete internal fulfillment of gas infrastructure requirements. Historically, Ontario Power had jointly bid on projects and contracted out the natural gas portion. Management expects the volume of revenue obtained from the Natural Gas group to grow in importance and represent 10% of Alfa's gross volume by the end of 2002. Previously, this group represented less than 3% of Alfa's volume as the natural gas portion was contracted out to other companies. This group had an increase in revenue of $400,000 in 2001 over 2000.

COST OF GOODS SOLD

           Cost of Goods Sold for the year ended December 31, 2001 was $10,427,000 or 86.2% of sales as compared to $8,682,000 or 88.0% of sales for the year ended December 31, 2000.

           The decrease in cost of goods sold as a percentage of sales is due to better purchasing of materials and increased efficiency.

           Increased working capital will allow Alfa to take advantage of invoicing discounts for prompt payments, which represent a possible 3 to 5% improvement in cost of goods sold. In addition, as Natural Gas, Overhead/Electrical and Lateral Service groups each enjoy much higher gross margin levels (35%, 22% and 17%, respectively) than the Underground/Electrical group (less than 8%), a focus on growth in these segments will aid in improved overall cost of goods sold results.

GENERAL AND ADMINISTRATIVE EXPENSE

           General and administrative expense for the year ended December 31, 2001 increased $373,000 or 44% to $1,219,000 from $846,000 for the year ended
December 31, 2000.

           This increase in general and administrative expense is a result of increased spending in a number of areas. Administrative salaries increased $46,000 during the year ended December 31, 2001 due to the hiring of a Chief Financial Officer during 2001. Office salaries increased $114,000 to accomodate the growth in sales during 2001 and related expenses due to the increase in employees increaed $40,000 over 2000. Professional service fees increased $113,000 due to the costs associated with the registration of Alfa's securities with the Securities and Exchange Commission. The remainder of the increase is due to the expansion of the business which resulted in an increase in insurance of $30,000 and an increase in advertising of $34,000. It is management's goal to grow general and administrative expense at a rate not to exceed 60% of net income growth for future periods.

DEPRECIATION AND AMORTIZATION

           Depreciation and amortization expense for the year ended December 31, 2001 increased $90,000 or 43% to $301,000 from $211,000 for the year ended December 31, 2000.

           Depreciation and amortization expense increases can be associated with the requirement for additional light and heavy construction equipment brought on by increased work volume in the same period. Management is experimenting with the employment of owner operated construction equipment. Provided this experiment continues to yield positive results, we would expect depreciation and amortization expenses to decrease as a component of total expenses in periods to come, as less equipment would have to be purchased.

INTEREST EXPENSE

           Interest expense for the year ended December 31, 2001 decreased $17,000 or 16.3% to $87,000 from $104,000 for the year ended December 31, 2000.
This decrease is due to a lower weighted average debt balance of approximately $400,000 and a decrease in the weighted average interest rate during the year of approximately 1%.

PROVISION FOR INCOME TAXES

         The provision for income taxes has increased $144,000 to $161,000 for the year ended December 31, 2001 from $16,000 for the year ended December 31, 2000 due to the adjustment of deferred taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", for the higher tax rate that Alfa will be required to pay due to becoming a "public" reporting company. Previously, Alfa was able to take advantage of the Canadian controlled small corporation tax incentive whereby all income under $200,000
(CDN) is taxed at a rate of 20%. Alfa's acquisition of Ontario Power resulted in a loss of Alfa's ability to use this preferred tax rate as discussed in "Provision For Income Taxes."

NET LOSS

         The net loss for the year ended December 31, 2001 was $104,000 compared to net income of $3,000 for the year ended December 31, 2000. The main factors contributing to this was an increase in gross profit of $483,000 offset by an increase in general and administrative expenses of $373,000 and an increase in income tax expense of $144,000.

CAPITAL RESOURCES AND LIQUIDITY

           Alfa's cash flow from operations was $432,000 and $565,000 for the years ended December 31, 2001 and 2000, respectively. The decrease is due to a net loss rather than net income and an increase in accounts receivable due to an increase is sales. This was offset by better management of inventory and accounts payable and an increase in deferred taxes due to the higher tax rate as discussed in "Provision for Income Taxes."

           Cash provided by investing activities was $25,000 for the year ended December 31, 2001. Cash used in investing activities was $921,000 for the year ended December 31, 2000. The increase in cash provided is mainly due to the fact that there were lower purchases of property, plant and equipment and much larger proceeds from sales of property, plant and equipment in 2001.

           Cash used in financing activities was $457,000 for the year ended December 31, 2001. Cash provided by financing activities was $356,000 for the year ended December 31, 2000. The change is due to net repayment on borrowings in the year ended December 31, 2001 and net borrowings in the year ended December 31, 2000.

         The increase in accounts receivable of $1.0 million from December 31, 2000 to December 31, 2001 is due to an increase in sales of $1.1 million in the fourth quarter ended December 31, 2001 as compared to the fourth quarter ended December 31, 2000.

           Inventory has decreased from $571,000 at December 31, 2000 to $411,000 at December 31, 2001. This reduction is due to management's concerted effort to improve working capital. Management is accomplishing this through better use of just-in-time inventory. Whenever possible, inventory is being delivered directly to the construction site rather than being stored in the warehouse for a period of time prior to use at the construction site.

         Current assets at December 31, 2001 were $3,291,000 which is $904,000 or 38% higher than current assets at December 31, 2000 which were $2,387,000. Accounts receivable contributed $1,038,000 to this increase.

           Property, plant and equipment, net has decreased from $1.3 million at December 31, 2000 to $1.1 million at December 31, 2001 and debt has decreased from $1.3 million at December 31, 2000 to $0.9 million at December 31, 2001 due to the sale-leaseback of equipment during the year.

         Accounts Payable increased from $1.6 million at December 31, 2000 to $2.7 million at December 31, 2001. This is also due to the increase in sales. In addition, management has accomplished this by an extension of payment terms on vendor payables.

         Alfa generally does not maintain cash balances as all funds are currently being reinvested into Alfa to continue to grow the Company. Alfa currently has a Revolving Demand Loan in the amount of the lesser of $1 million
(CDN) or 80% of the receivables value, as defined in the credit agreement (of which $257,865 was outstanding as of December 31, 2001). The loan could have been increased to $1.15 million (CDN) between October 31, 2000 and February 28, 2001. The loan bears interest at the prime rate plus 1% if the loan is under $1 million (CDN) and at the prime rate plus 1.25% if the loan is over $1 million
(CDN). Alfa also must pay an administration fee of $50 monthly.

         The demand loan is renewable yearly. Interest only is payable monthly on the demand loan. The demand loan is secured by all assets of Alfa, various insurance policies and a personal guarantee of one of the directors of Alfa.

         The demand loan contains various covenants pertaining to the maintenance of net worth, direct borrowings, leverage and liquidity requirements. At December 31, 2001, Alfa was not in compliance with the net worth, leverage and liquidity ratios. Under the terms of the agreement, the bank may call the loan if Alfa is in violation of any restrictive covenant. Alfa has not obtained a waiver from the bank. The management of Alfa has the means and the willingness to refinance the debt should demand for payment be made through collateralizing its fixed assets. As of June 1, 2002, the bank has not called the loan and continues to allow Alfa to borrow under the original terms of the agreement, having renewed it twice while out of compliance with one or more ratio maintenance provisions.

           The continued availability of the demand loan is necessary in order for management to continue to grow the business. If the demand loan or similar financing was not available, Alfa would be required to slow growth in order to have the necessary cash to meet its obligations.

         Beginning June 1, 2003, Alfa may be required to make a redemption payment to its Canadian subsidiary (Alfa Utility Services Inc.) Class A Preference shareholders at their election (on 30 days notice) of $1,250,000.

RECENT ACCOUNTING PRONOUNCEMENTS

           In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, "Accounting for Goodwill and Other Intangibles", which specifies that goodwill and some intangible assets will no longer be amortized, but instead will be subject to periodic impairment testing. The pronouncement is effective for the Company beginning January 1, 2002. The Company is in the process of evaluating the financial statement impact of the adoption of SFAS No. 142. Management does not anticipate that the adoption of SFAS No. 142 will have any material impact on the financial statements but may impact the financial statements for later quarters for the effects of future business acquisitions.

           In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which specifies that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The pronouncement is effective for the Company beginning January 1, 2003. The Company is in the process of evaluating the financial statement impact of the adoption of SFAS No.
143. Management does not anticipate that the adoption of SFAS No. 143 will have any material impact on the financial statements.

           In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which is effective for the Company beginning January 1, 2002. This statement supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of" and other related guidance. The Company is in the process of evaluating the financial statement impact of the adoption of SFAS No. 144. Management does not anticipate that the adoption of SFAS No. 144 will have any material impact on the financial statements.


INFLATION

         Alfa does not believe its operations have been materially affected by inflation. Inflation is not expected to have a material future effect.

PART I   ITEM I-3.         PROPERTY (Regulation S-B, Item 102)

         Alfa's headquarters offices and operational facilities, including its supplies warehouse, are located at 396 Chrislea Road, Woodbridge, Ontario L4L 8A8 in Canada. They total approximately 12,500 square feet, of which 3,000 square feet comprise the offices. The property is occupied under a short-term renewable lease. Rent of $5,000 is payable each month. The lease is from an unrelated third party. The lease expires in May 2002. It is renewable at the option of the lessee for a 12-month period at a rental of $5,350.

         Alfa's offices and services facilities were last generally refurbished for operational efficiency in 1999. Specific improvements are and will be added as needed for the expansion of operations. They are deemed to be suitable and adequate for Alfa's present and proposed needs.

           Alfa carries on its Balance Sheet as of June 30, 2002 depreciated Property and Equipment totaling $534,546, most of which is contractor's equipment and automotive equipment, accounting for approximately 24% of Total Assets. The equipment is collateral security for Alfa's Long Term Debt (Lien Notes) and its Demand Loan, which aggregate $520,575 at June 30, 2002. Alfa leases a facility and contractor's equipment under leases expiring at various dates through 2005. Operating lease rentals were $176,000 and $51,000 for the period ended June 30, 2002 and 2001, respectively, and $248,177 and $46,819 for the years ended December 31, 2001 and 2000, respectively. Additional construction equipment valued at $168,066 was leased in the third quarter of 2001 under capital leases expiring in 2004. Annual rentals are $57,390. See Notes D, E, F, G, and H to the December 31, 2001 Balance Sheet, at pages F-8 to F-10


PART I   ITEM I-4.         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                           MANAGEMENT  (Regulation S-B, Item 403)

STOCK OWNERSHIP

         The following table sets forth certain information as of the most recent practical date, May 31, 2002, concerning the beneficial ownership of each class of equity securities of Alfa or any parent or subsidiary corporation with respect to (i) each person or group (defined in Securities Exchange Act of 1934 Section 13(d)(3)) known by Alfa to own beneficially more than 5% of the outstanding shares, (ii) each of Alfa's Directors (and nominees) and executive officers, and (iii) all Directors and executive officers as a group. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned. Common Stock of Alfa is the only outstanding equity security so owned.

NAME AND ADDRESS                        NUMBER OF SHARES
OF BENEFICIAL OWNER                     BENEFICIALLY OWNED        PERCENTAGE (1)
-------------------                     ------------------        --------------

Joseph Alfano                              12,200,000                 53.5%
Director, President and CEO
396 Chrislea Road
Woodbridge, Ontario Canada
L4L 8A8

Robert Simone                                None                        -0-
Director, V.P. Finance and CFO
396 Chrislea Road
Woodbridge, Ontario Canada
L4L 8A8

Anthony Sanginesi                            None                        -0-
Director, V.P. Operations and COO,
General Manager
396 Chrislea Road
Woodbridge, Ontario Canada
L4L 8A8

All Directors and Executive
Officers as a group                        12,200,000                 53.5%

(1) Based on 22,803,058 shares of Common Stock issued and outstanding. 4,000,000 shares of Alfa (Delaware) Common Stock are issuable pursuant to a conversion (exchange) option granted to the former corporate holders of its subsidiary, Alfa (Canada), which corporations are controlled by Mr. Alfano.


SEE "CONVERSION OPTION" UNDER "MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS" for information about a 4,000,000 share conversion option held by two corporations controlled by Mr. Alfano.

CHANGE IN CONTROL ARRANGEMENTS

         No arrangements are known to the registrant (Alfa), including any pledge of stock by the registrant or any parent corporation, which could change control of the registrant, except that it is theoretically possible, under extremely unlikely conditions, that the majority shareholder's Common Stock percentage of record could be diluted to 50% or less by issuance of 4,000,000 conversion shares. Also, Alfa may issue on a private, that is exempt basis, a number of restricted (not freely transferable) or public, that is registered (freely tradable) debt or equity securities which may include or be convertible into Common Stock. A Form SB-2 Registration Statement SEC File No. 333-86984 was filed on April 25, 2002. Such Registration Statement covers resales of currently outstanding "public float" stock and additional shares to be used for operational funding or corporate acquisitions for growth, as to which there cannot be any guarantee. The amount, timing and other terms cannot be predicted at this time, but might be substantial. Such issuance also could and probably will dilute Mr. Alfano's voting percentage of record below 50%. SEE "CONVERSION OPTION" AND "POSSIBLE PRIVATE STOCK ISSUES FOR CASH OR ACQUISITIONS" UNDER "MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS".

PART I   ITEM I-5.         DIRECTORS AND EXECUTIVE OFFICERS
                           (Regulation S-B, Item 401)

MANAGEMENT EXPERIENCE

         Information with respect to the Directors and executive officers of Alfa is set forth below.

         Unless otherwise indicated below, there are no other nominees to become Directors of the registrant (Alfa Utilities Services, Inc., a Delaware corporation), all Directors serve annual terms until the following annual meeting of shareholders and their successors are elected, qualify and assume office, and there is no arrangement or understanding with Mr. Alfano or others for the selection of any Director or officers.

         The Bylaws provide that the number of Directors shall be three (3) to five (5), that their annual meeting shall be held without notice after and at the same place as the annual shareholders meeting, and that other regular meetings may be set without notice by resolution. They also provide that special board meetings may be called by or at the request of the President or any two Directors on seven days notice (two days by telegraph). The Bylaws provide that the President and Secretary may not be the same person.

         The Bylaws provide that special meetings of stockholders may be called only by the President, by request of a majority of the Board of Directors, or by the Secretary upon the written request of the holders of not less than 25% of the shares of stock outstanding and entitled to vote at the meeting. These provisions may make it more difficult for stockholders to take action opposed by the Board of Directors.

         All Directors and officers have served in their positions since mid - 2001 after Mr. Alfano acquired a majority of Alfa's stock. There are no family relationships among such persons by blood, marriage or adoption, not more remote than first cousin. There are no other key employees generally equivalent to executive officers who make significant contributions to the business, such as production managers, sales managers or research scientists. No Director holds a directorship in a publicly reporting company or registered Investment Company (or complex). None of the legal proceedings disclosable as to such persons or control persons occurred in the last 5 years. See PART II ITEM II-2 "LEGAL PROCEEDINGS" herein.

NAME                        AGE          POSITION

Joseph Alfano               37          President  & Chief Executive Officer,
                                        Director

Robert Simone               33          Vice President Finance, Secretary,
                                        Treasurer and CFO, Director

Anthony Sanginesi           49          Vice President Operations & COO,
                                        General Manager, Director

JOSEPH ALFANO

         Mr. Alfano has more than 16 years experience in infrastructure design and construction. From 1987 to 1993, he was general manager of Maple Paving Products Ltd., a wholly owned subsidiary of Ontario Paving Company Limited, once one of Toronto's largest construction companies. He was responsible for design, construction, operations and quality control of plant facilities in asphalt and concrete manufacturing and recycling. He also was responsible for design licensing, and operation of gravel pits. In 1988 he founded and in 1994 he took over active management of Ontario Power Contracting Limited and set out to be a strategic partner with Ontario Paving, offering total solutions in residential and industrial land development servicing. Mr. Alfano has grown Ontario Power to be known in the Greater Toronto Area as one of the "The Big Three" underground electrical utility contracting firms. Mr. Alfano is a graduate of Ryerson Polytechnical Institute, where his studies focused on Civil Engineering. Mr. Alfano is a Director of the Utility Contractors Association of Ontario.

ROBERT SIMONE

           Mr. Simone has more than 10 years of Finance sector experience (1990 to 2001). He enjoyed progressive roles for financial services organizations such as Royal Bank of Canada (1992 to 1996), Toronto Dominion Bank (1996 to 1998), MCAP Financial at Mutual Capital Corp. (commercial real estate lending) (1998), Newcourt Credit Group at Dell Financial Services, Inc. (leasing) (1998 to 2000), and Compaq Financial Services (2000 to 2001). As a Director of Business Development and Sales with both Newcourt and Compaq Financial Services, Mr. Simone was responsible for the negotiation and execution of financing agreements with fortune 500 companies as well as large public sector entities in both Canada and abroad. His focus has been in the areas of debt finance, lease finance, operations, business development, and human resources management. Mr. Simone received an MBA in his 1993 - 1997 studies at Wilfrid Laurier University, at Waterloo, Ontario Canada, where he focused on Finance and Marketing. He also completed his Bachelor of Arts in History and Political Theory in 1990 at the University of Toronto.

ANTHONY SANGINESI, C.E.T.

         Mr. Sanginesi has more than 26 years of experience in the electrical utility business. He started his career as a design technician with North York Hydro (1975 to 1980). He also enjoyed progressive roles with Markham Hydro and the Vaughan Hydro Electric Commission. In 1987, Mr. Sanginesi held the position of Design Supervisor - Underground Section of Markham Hydro. He was responsible for overseeing the design and construction of all electrical plant installations. In 1997, Mr. Sanginesi moved to Ontario Power Contracting Limited and holds the position of General Manager. Mr. Sanginesi is responsible for managing and overseeing day-to-day operations, contract negotiations, project estimating and major materials purchasing. He is a member of the Ontario Association of Certified Engineering Technicians and Technologists, and is a Director of the Utility Contractors Association of Ontario. Mr. Sanginesi is a graduate of Seneca College in Engineering Drafting, at Toronto, Ontario Canada.

LIABILITY LIMITATION AND INDEMNIFICATION

         Alfa's Restated Certificate of Incorporation and By-Laws provide for limitation of the liability of Directors to Alfa and its stockholders, and for indemnification of Directors, Officers, Employees and Agents of Alfa, respectively, to the maximum extent permitted by the Delaware General Corporation Law. SEE "INDEMNIFICATION OF DIRECTORS AND OFFICERS," herein.


PART I   ITEM I-6.         EXECUTIVE COMPENSATION
                           (Regulation S-B, Item 402)

         For the indicated fiscal years ending December 31, the executive officers of Alfa received cash and cash equivalent plan and non-plan compensation for all services in all capacities to it and its subsidiaries, as follows:

SUMMARY COMPENSATION TABLE

         There were no long-term compensation awards (such as stock awards or appreciation rights) or payouts (such as long term incentive plans). All amounts were converted from Canadian Dollars at a rate of $1.65 CDN per USD.

NAME AND                                             ANNUAL COMPENSATION
PRINCIPAL POSITION            YEAR              SALARY     BONUS         OTHER
------------------            ----              ------     -----         -----

Joseph Alfano                 1999             $78,000      $0             $0
President,                    2000             $78,000      $0             $0
Chief Executive Officer       2001             $78,000      $0             $0

Robert Simone                 2001             $97,500      $0             $0
Secretary - Treasurer,
VP Finance and CFO

Anthony Sanginesi             1999             $65,000      $1,800         $0
VP Operations,                2000             $65,000      $0             $0
GM and COO                    2001             $65,000      $0             $0

All amounts in the above table represent annual salaries. The actual compensation paid to Mr. Simone in 2001 was $48,750.

OPTION / SAR GRANTS

         In the last fiscal year there were no grants of stock options or stock appreciation rights.

OPTION / SAR EXERCISES AND YEAR END VALUES

         In the last fiscal year there were no exercises of stock options or stock appreciation rights, and none were outstanding and unexercised at year-end.

LTIP AWARDS

         In the last fiscal year there were no awards made under any long-term incentive plans.

DEFINED BENEFIT OR ACTUARIAL PLANS

         There is no defined benefit or actuarial plan by which retirement or other benefits are determined primarily by final or average compensation and years of service. All employees of Alfa Utility Services, Inc. are offered a standard benefits program, which includes prescription, dental and long-term disability coverage. In addition to these benefits, Alfa matches employee RRSP (Regular Retirement Savings Plan) contributions to a maximum of 2% of their base salary. The provider for this service is Sun Life Canada.

COMPENSATION OF DIRECTORS

         No Director is compensated for services on the Board or a Committee or special assignment under standard or any other arrangements (such as consulting arrangements), unless otherwise described herein.

NO EMPLOYMENT OR SEVERANCE ARRANGEMENTS; REASONABLE EXPENSES ARE REIMBURSED.

         Except as indicated above, no person has a written or oral employment contract or severance compensation arrangement (aggregating over $100,000) for retirement or any other termination of employment with Alfa or its subsidiaries, or for a change in control, or for a change in responsibilities after a change in control. Officers and Directors are reimbursed for out-of-pocket business expenses. So long as the expenses are reasonable and accounted for to the satisfaction of the Board of Directors, there is no predetermined limitation on the amount which may be reimbursed.

REPRICING OF OPTIONS / SARS.

         In the last fiscal year the registrant, while a reporting company under the Securities Exchange Act of 1934 Section 13(a), did not reprice (by any means) outstanding stock options for the named executive officers.

NO BENEFIT PLANS; STOCK OPTION PLAN MAY BE ADOPTED.

         As indicated above, at the present time Alfa has no option, severance, retirement, pension, profit sharing, or similar programs for the benefit of its employees. Alfa expects to adopt a stock option plan or incentive pursuant to which options or shares can be granted to key employees, officers, directors and consultants of Alfa. The number of shares and other terms have not been determined, and will be set by the Board of Directors based on its analysis of Alfa's need for such incentives. There currently are no issued or outstanding options, warrants or rights granted to any Director, officer, employee or consultant of Alfa in the nature of compensation. See "CONVERSION OPTION" under "MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDERS MATTERS" as to 4,000,000 shares issuable to two corporation controlled by Joseph Alfano, Alfa's President and 53.5% shareholder (12,200,000 shares).


PART I   ITEM I-7.         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
                           (Regulation SB, Item 404)

         Alfa's subsidiary, Ontario Power Contracting Limited, was indirectly acquired as of the opening of business June 1, 2001 from two corporate shareholders controlled by Joseph Alfano, who then became Alfa's President, Director and 53.5% shareholder. All of Ontario Power Contracting Limited's stock had been equally owned by those two corporations, which transferred it to Alfa Utility Services Inc., a Canadian corporation, which at that time was 100% owned by its founder, Joseph Alfano. Due to Canadian capital gains tax law, the selling shareholders were issued Class A Preference Shares (nonvoting) of Alfa Canada.

         Then Mr. Alfano exchanged the Alfa Canada Common Shares he had received upon forming it, for 12,000,000 shares of the registrant Alfa Utility Services, Inc., a Delaware corporation ("Alfa").

           The Alfa Canada Class A Preference Shares have an annual noncumulative 6% dividend of $120,000 CDN($75,000 USD), a $2,000,000 CDN ($1,250,000 USD at a currency conversion ratio of $1.60 CDN to $1.00 USD) liquidation preference, a $2,000,000 CDN ($1,250,000 USD)redemption right by the shareholders on 30 days notice (waived until June 1, 2003), and a conversion (exchange) option on and after June 1, 2003 for 4,000,000 Common Shares of Alfa restricted stock. The redemption option has been permanently waived by the shareholders. See "CONVERSION OPTION" under "MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS" herein.

         In the latter part of 2000, Ontario Power had made a $238,750 unsecured, non-interest bearing loan to one of those corporate shareholders, Carmine Industries, Ltd., owned by Mr. Alfano. The loan is scheduled for repayment by the third quarter of 2002. Mr. Alfano did not receive any compensation relating to this loan.

         Sales for the year ended December 31, 2001 and 2000 included $0 and $123,200, respectively to Limehouse Clay Products, Ltd. (an Ontario corporation), owned by Mr. Alfano. See Note K to the December 31, 2001 Financial Statements.

         Alfa paid management fees in the amount of $45,820 and $-0- for the years ended December 31, 2001 and 2000, respectively, to a related company. Alfa's majority shareholder and President, Joseph Alfano, is the shareholder of the related company. See Note K to the December 31, 2001 Financial Statements.

           Alfa's Board of Directors has not made a formal policy determination on related party transactions, which have been helpful to Alfa/Ontario on occasion. If an instance of proposed advantageous dealings is presented to the Board, it will be evaluated for fairness to Alfa. It will not be rejected simply because it involves a related party or a potential conflict of interest. It is Alfa's policy that future related party sales or purchases will be at prices and on other terms which are deemed fair and equitable to Alfa, and comparable to those in dealings with unrelated parties.


PART I   ITEM I-8.  DESCRIPTION OF SECURITIES
                    (Regulation S-B, Item 202)

GENERAL.

         Alfa's authorized capitalization is 50,000,000 shares of Common Stock, $.001 par value per share, of which 22,803,058 shares are currently issued and outstanding. Holders of shares of Common Stock are entitled to one vote per share on matters to be voted upon by the stockholders, to receive dividends when and if declared by the Board of Directors of Alfa, and to share ratably in the assets of Alfa legally available for distribution to stockholders in the event of liquidation or dissolution of Alfa.

         The Common Stock has no pre-emptive rights and no subscription, redemption or conversion privileges. Holders of the stock do not have cumulative voting rights, which absence means that the holders of more than one-half of the shares voting for the election of Directors can elect all of the Directors. All of the outstanding shares are fully paid and not liable for further call or assessment. There are no outstanding warrants or options for the purchase of any shares of Alfa's Common Stock, except that 4,000,000 restricted shares are issuable as described below under "CONVERSION OPTION" in PART II ITEM II-1 "MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS".

         Olde Monmouth Stock Transfer Company, Inc. at 77 Memorial Parkway, Suite 101, Atlantic Highlands, New Jersey 07716 is the Registrar and Transfer Agent for Alfa's Common Stock.

         Certain provisions of the Delaware General Corporation Law ("Delaware Law") and of Alfa's By-Laws summarized in the following paragraphs, may be considered to have an anti-takeover effect. That is, they may delay, deter or prevent a tender offer, proxy contest or other takeover attempt that a stockholder might consider to be in such stockholder's best interest, including such an attempt as might result in payment of a premium over the market price of shares held by stockholders.

DELAWARE ANTI-TAKEOVER LAW.

         Alfa, as a Delaware corporation, is subject to the provisions of Delaware Law, including Section 203. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of a transaction in which such person became an interested stockholder unless: (i) prior to such date the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or (ii) upon becoming an interested stockholder, the stockholder then owned at least 85% of the voting stock, as defined in Section 203; or (iii) subsequent to such date, the business combination is approved by both the Board of Directors and the holders of at least 66 2/3% of the corporation's outstanding voting stock, excluding shares owned by the interested stockholder. For these purposes the term "business combination" includes mergers, asset sales and other similar transactions with an "interested stockholder." An "interested stockholder" is a person who, together with affiliates and associates, owns (or within the prior three years did own) 15% or more of the corporation's voting stock. Although Section 203 permits a corporation to elect not to be governed by its provisions, Alfa to date has not made such an election.

SPECIAL MEETINGS OF STOCKHOLDERS.

         Alfa's By-laws provide that special meetings of stockholders may be called only by the President, by request of a majority of the Board of Directors, or by the Secretary upon the written request of the holders of not less than 25% of the shares of stock outstanding and entitled to vote at the meeting. These provisions may make it more difficult for stockholders to take action opposed by the Board of Directors.

                                     PART II

PART II  ITEM II-1.   MARKET FOR COMMON  EQUITY AND RELATED STOCKHOLDER MATTERS
                      (Regulation S-B, Item 201)

MARKET INFORMATION

         As of date hereof there is no established U.S. or Canadian or other public trading market and there cannot be any guarantee that a market will develop and be sustained for Alfa's Common Stock, the only class of equity securities that Alfa has authorized, issued and outstanding. There are no options or warrants to purchase, or securities convertible into, the Common Stock except that 4,000,000 restricted shares are issuable as described below under "CONVERSION OPTION".

         There are 10,603,058 shares (46.5%) of Alfa's outstanding stock, not owned by Alfa's officers, directors or over 5% shareholders, referred to as the "public float". Most of those shares had been issued in mid-1995 to Alfa's former major owner, Edward M. "Ted" Slessor, a Canadian. In 1996-1997, due to health reasons and failure of Mr. Slessor to achieve funding for operations, he made gifts of most of his stock totalling approximately 9,484,370 shares (retaining 650,106 shares) in amounts up to 750,000 shares to approximately 30 past and current employees, suppliers and friends.

         Previously such shares now would be deemed freely tradable and available for resale by non-affiliates after two years without conditions or restrictions pursuant to Rule 144 and/or other exemptions under the Securities Act of 1933, according to the terms thereof as formerly interpreted.

         However, by its No. 00-49 Notice to Members (broker dealers) the National Association of Securities and Exchange Dealers ("NASD") announced a U.S. Securities and Exchange Commission ("SEC") January 21, 2000 Interpretive Letter. The NASD told broker dealers the SEC Letter administratively declared it would no longer recognize the free trading status of shares issued by "blank check" (shell) companies to founders or affiliates (such as a majority shareholder, Mr. Slessor). The SEC therefore regards such persons and their transferees as statutory "underwriters" and requires registration under the Securities Act of 1933 of their shares prior to resale, Rule 144 not being available despite "technical compliance" with its exemption provisions.

         All such shares are being registered by Form SB-2 Registration Statement File No. 333-86984 filed April 25, 2002 in order to comply with the SEC's administrative position, although Alfa is not conceding that it was a "blank check" company.

         Copies of the NASD's notice to Members No. 00-49, containing the SEC Letter and seven examples of "blank check" shell companies, may be obtained from the NASD website at www.nasd.com (on the right hand side of the page click "NOTICE TO MEMBERS"). If you do not have access to a computer or the Internet, most local public libraries provide access which you can use to obtain this information, or call the NASD at (301) 590-6500.

         Except for the shares offered by Alfa through the Form SB-2 Registration Statement Prospectus (SEC File No. 333-86984) at $6.50, no Common Stock is being or proposed to be publicly offered by the registrant (Alfa) other than pursuant to an employee benefit plan or dividend reinvestment plan (if and when adopted), the offering of which could have a material effect on the market price.

         Alfa is unable to predict when or to what extent any such securities will be sold under Rule 144 or otherwise. The availability of shares for sale or the public sale of large amounts of Alfa's Common Stock could have a significant adverse effect upon the market price of the Common Stock and upon Alfa's ability to sell additional securities publicly.

           Alfa has filed a Form 211 Information Statement application with the NASD but there cannot be any guarantee that its securities will be quoted on the OTC Bulletin Board quotation service.

         Alfa may hire one or more public relations firms and/or a market maker to assist it in attracting potential investors to support a trading market, but no agreements for same are being negotiated as of the date of this filing, and no guarantee can be given that same can be retained or will be successful.

HOLDERS

           There are approximately 2,069 stockholders of record of the Common Stock of Alfa according to the March 21, 2002 records of Alfa's transfer agent, Olde Monmouth Stock Transfer Company, Inc. of Atlantic Highlands, New Jersey.

DIVIDENDS

           Alfa has not declared or paid dividends on its Common Stock during the existence of Alfa and of its direct and indirect subsidiaries or predecessor companies. Alfa intends to declare and pay dividends in the future, subject to Alfa's achieving such net income and cash flow levels as may be established by Alfa's Board of Directors. The actual dividends declared at the discretion of the Board of Directors will depend on a number of factors including future earnings, working capital requirements, and the cash flow of Alfa. As to a subsidiary's $75,000 Class A Preference Shares dividend, see "CONVERSION OPTION" below. The $75,000 dividend that the Class A Preference Shareholders are entitled to is not being paid out for 2001, because the right has expired for that year.

EQUITY COMPENSATION PLAN.

         The registrant has no securities authorized for issuance under any equity compensation plan. However, the Board intends to consider a stock option or incentive plan when conditions appear to be appropriate. The amount and terms of such issuances cannot be determined or predicted at this time, but might be substantial.

CONVERSION OPTION.

         Due to Canadian capital gains tax law, the acquisition as of the opening of business on June 1, 2001 by Alfa Canada of its operating subsidiary, Ontario Power Contracting Limited, involved the issuance to Ontario Power's two corporate shareholders of 1,000 of Alfa Canada's Class A Preference Shares (nonvoting). To allow future simplification of such capitalization (to facilitate stock sales or corporate acquisitions), an Amended Option Agreement allows the Class A conversion into (exchange for) 4,000,000 restricted shares of Alfa Delaware Common Stock on or after June 1, 2003. Alfa's Financial Statements reflect earnings per share on a fully diluted basis as if the 4,000,000 shares are outstanding. Until converted, the Class A Preference Shares bear a 6% non-cumulative dividend totaling $120,000 CDN per year (or $75,000 USD at a currency translation ratio of $1.60 CDN to $1.00 USD), and would be entitled to a liquidation preference, or to a redemption price beginning June 1, 2003 at the shareholder's election (on 30 or more days notice) of $2,000,000 CDN ($1,250,000
USD). The redemption option has been permanently waived by the shareholders. Such 1,000 Class A Preference Shares (non-voting) are held in equal amounts by Carmine Industries, Ltd. and 815748 Ontario Limited, both Province of Ontario corporations controlled by Alfa's majority shareholder and President, Joseph Alfano.

POSSIBLE PRIVATE STOCK ISSUES FOR CASH OR ACQUISITIONS

           Alfa may issue debt or equity securities which may include or be convertible into Common Stock. It is intended that such issues of restricted securities (not freely transferable) will be on an exempt, private placement basis but they could be made on a registered (freely tradable) basis. The amount, timing, prices, ratios for conversion (if any), voting rights (if any), interest rates or dividend and liquidation rights (if any) and other terms of such issues cannot be predicted, but might possibly be substantial. Alfa has been engaged in negotiations with possible acquisition targets in the Southern United States, and has been indirectly approached for a possible issuance of its stock for cash. As of May 31, 2002, discussions are in the early stages, with no execution of letters of intent or memoranda of understandings or similar documents, and with no oral agreements or understandings on specific terms. There cannot be any guarantee that any of the foregoing transactions will occur or be on favorable terms.

FORM SB-2 REGISTRATION STATEMENT

         Alfa filed on April 25, 2002 with the U.S. Securities and Exchange Commission ("SEC") a Form SB-2 Registration Statement (File No. 333-86984). Such registration was originally intended to cover only resales of 10,603,058 shares (46.5%) of Alfa's outstanding Common Stock, not owned by Alfa's officers, directors and over 5% shareholders. Such shares are referred to as the "public float". Such resales are being registered due to an SEC administrative interpretation change effectively revoking the free trading status of such shares despite "technical compliance" with Rule 144 or other exemptions. See "MARKET INFORMATION" above. The registration is intended to restore the tradability of the shares in the eyes of the SEC and reduce or eliminate the potential liabilities of resellers as statutory "underwriters" who may be deemed by the SEC to be "engaged in a public distribution". In addition, Alfa intends to offer up to approximately 500,000 shares for sale to stimulate market interest and build its shareholder base. It may also register additional shares which may or may not be issued for part or all of its cash financing and corporate acquisition activities.

PART II  ITEM II-2.  LEGAL PROCEEDINGS  (Regulation S-B, Item 103)

         Neither Alfa, nor any of its direct and indirect subsidiaries, is a party to, nor is the property or business of any of them the subject of, any material pending legal proceeding or threatened governmental legal proceeding, nor is any of their over 5% shareholders, affiliates, officers or directors, an adverse party to (nor do they have an adverse interest in) such pending proceedings.


PART II  ITEM II-3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
                      ACCOUNTING AND FINANCIAL DISCLOSURE
                     (Regulation S-B, Item 304)


                                 NOT APPLICABLE


PART II  ITEM II-4.  RECENT SALES OF UNREGISTERED SECURITIES
                     (Regulation S-B, Item 701)

         Within the past three years the following securities were sold, which were not registered under the U.S. Securities Act of 1933:

           Effective as of the close of business on May 31, 2001, Alfa concluded the sale of 12,000,000 shares of its Common Stock $.001 par value to Joseph Alfano in exchange for the transfer to Alfa as of the opening of business on June 1, 2001 of all Common Shares of Alfa Utility Services Inc., a Canadian corporation, which thus became Alfa Delaware's subsidiary, bringing with it Ontario Power Contracting Limited as Alfa Canada's subsidiary. An option also was agreed upon effective as of June 1, 2001 for Alfa's issuance on or after June 1, 2003 of 4,000,000 restricted shares to two former corporate shareholders of Ontario Power Contracting Limited upon their conversion of (in exchange for) Alfa Canada's 1,000 Class A Preferred Shares. See "MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS". The U.S. Securities Act of 1933 was deemed not applicable to the issuance of shares because Mr. Alfano was a citizen and resident of and located in Canada (and was not acting as an underwriter to distribute the shares to U.S. citizens or residents) and the registrant (Alfa) had its offices in Canada and executed in Canada the authorizing documents for the issuance. In other words, the issuance was a foreign transfer outside of the U.S. to a foreign national by an issuer located outside the U.S., not using U.S. mails or interstate commerce, so U.S. law is considered not applicable to the transaction. If U.S. law somehow applied merely because of the issuer's formation under the laws of Delaware, or otherwise, a then Regulation S exclusion and "safe harbor" from registration under Section 5 of the Securities Act of 1933 would be available due to the foregoing facts, and in any event a
Section 4(2) exemption would apply, because this was a non-public sale to one person in the past three years.

PART II  ITEM II-5.    INDEMNIFICATION OF DIRECTORS AND OFFICERS
                       (Regulation S-B, Item 702)

         Alfa's Restated Certificate of Incorporation (the "Certificate of Incorporation") and By-laws as amended (the "By-laws") provide for limitation of the liability of the Directors to Alfa and its stockholders and for indemnification of Directors, officers, employees and agents of Alfa, respectively, to the maximum extent permitted by the Delaware General Corporation Law ("Delaware Law").

         The Certificate of Incorporation provides that the Directors are not liable to Alfa or its stockholders for monetary damages for breaches of fiduciary duty as a Director, except for liability (i) for any breach of the Director's duty of loyalty to Alfa or its stockholders; (ii) for acts of or omissions not in good faith or which involved intentional misconduct or a knowing violation of law; (iii) for dividend payments or stock repurchases in violation of Delaware Law (iv) for any transaction from which the Director derived any improper personal benefit.

         The By-laws include provisions by which Alfa will indemnify its officers and Directors and other persons against expenses, judgments, fines and amounts paid in settlement with respect to threatened, pending or completed suits or proceedings against such persons by reason of serving or having served Alfa as officers, Directors or in other capacities, except in relation to matters with respect to which such persons shall be determined not to have acted in good faith, lawfully or in the best interests of Alfa. With respect to matters as to which Alfa's officers, Directors, employees, agents or other representatives are determined to be liable for misconduct or negligence in the performance of their duties, the By Laws provide for indemnification only to the extent that Alfa determines that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Alfa.

                                    PART F/S




                           ALFA UTILITY SERVICES, INC.
                            (A DELAWARE CORPORATION)
                           Woodbridge, Ontario Canada

                  --------------------------------------------
                                FINANCIAL REPORTS
                                       AT
                                DECEMBER 31, 2001
                  --------------------------------------------

ALFA UTILITY SERVICES, INC.
(A DELAWARE CORPORATION)
WOODBRIDGE, ONTARIO CANADA


TABLE OF CONTENTS
--------------------------------------------------------------------------------


Independent Auditor's Report                                                 1

Consolidated Balance Sheet at December 31, 2001 and 2000                     2

Consolidated Statement of Changes in Stockholders' Equity for the
  Years Ended December 31, 2001 and 2000                                     3

Consolidated Statement of Operations and Comprehensive Income for the
  Years Ended December 31, 2001 and 2000                                     4

Consolidated Statement of Cash Flows for the Years Ended December 31,
  2001 and 2000                                                              5

Notes to Consolidated Financial Statements                                 6-12

                     INDEPENDENT AUDITOR'S REPORT



To the Board of Directors
Alfa Utility Services, Inc.
Woodbridge, Ontario Canada


           We have audited the accompanying consolidated balance sheet of Alfa Utility Services, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of changes in stockholders' equity, operations and comprehensive income, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

           We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

           In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alfa Utility Services, Inc. as of December 31, 2001 and 2000, and the results of its operations and comprehensive income and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

           As discussed in Note M, the financial statements have been restated to give effect to the deferred gain on the sale-leaseback transaction.








/s/ Rotenberg & Co., LLP
------------------------




Rotenberg & Co., LLP
Rochester, New York
  March 29, 2002
except Note M, as to
which the date is
Ausust 14, 2002




ALFA UTILITY SERVICES, INC.
(A DELAWARE CORPORATION)
WOODBRIDGE, ONTARIO CANADA


CONSOLIDATED BALANCE SHEET
==========================================================================================
                                                                (Restated)
December 31,                                                       2001              2000
------------------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS
Accounts Receivable - Net of Allowances                         $ 2,773,513    $ 1,735,448
Inventories                                                         410,890        570,826
Income Taxes Receivable                                                  28            674
Prepaid Expenses, Deposits and Other Current Assets                 106,828         80,158
------------------------------------------------------------------------------------------

TOTAL CURRENT ASSETS                                              3,291,259      2,387,106

PROPERTY AND EQUIPMENT - NET OF ACCUMULATED DEPRECIATION          1,083,854      1,289,512

OTHER ASSETS
Due from Related Parties                                            204,960        219,063
------------------------------------------------------------------------------------------

TOTAL ASSETS                                                    $ 4,580,073    $ 3,895,681
==========================================================================================


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Demand Loan                                                     $   257,865    $   305,003
Capital Lease Payable - Due Within One Year                          53,061           --
Long-Term Debt - Due Within One Year                                160,528        247,112
Deferred Income Taxes                                               174,628         80,631
Accounts Payable and Other Accrued Expenses                       2,693,201      1,646,699
------------------------------------------------------------------------------------------

TOTAL CURRENT LIABILITIES                                         3,339,283      2,279,445

OTHER LIABILITIES
Capital Lease Payable - Due After One Year                           83,808           --
Long-Term Debt - Due After One Year                                 372,056        730,953
Deferred Income Taxes                                                87,154         31,848
Other Liabilities                                                    12,246           --
------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                 3,894,547      3,042,246
------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY
Preferred Stock - $4.00 Par; 1,000 Shares Authorized,
                   Issued and Outstanding (Liquidation
                   Value of $1,250,000)                               4,000          4,000
Common Stock - $.001 Par; 50,000,000 Shares Authorized,
               22,803,058 Issued and Outstanding                     22,803         12,000
Additional Paid-In Capital                                          107,169            --
Retained Earnings                                                   698,189        937,929
Accumulated Other Comprehensive Loss                               (146,635)      (100,494)
------------------------------------------------------------------------------------------

TOTAL STOCKHOLDERS' EQUITY                                          685,526        853,435
------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                      $ 4,580,073    $ 3,895,681
==========================================================================================



    The accompanying notes are an integral part of this financial statement.


ALFA UTILITY SERVICES, INC.
(A DELAWARE CORPORATION)
WOODBRIDGE, ONTARIO CANADA


CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
====================================================================================================================================

                                                                                                        ACCUMULATED
                                                                                                           OTHER
                                                                                                       COMPREHENSIVE
                                                                                                            LOSS-
                             PREFERRED STOCK               COMMON STOCK          ADDITIONAL              CUMULATIVE        TOTAL
                          NUMBER OF     $4.00 PAR     NUMBER OF     $.001 PAR     PAID-IN     RETAINED   TRANSLATION   STOCKHOLDERS'
                           SHARES         VALUE        SHARES         VALUE       CAPITAL     EARNINGS   ADJUSTMENTS       EQUITY
------------------------------------------------------------------------------------------------------------------------------------


BALANCE - JANUARY 1, 2000      1,000      $ 4,000    12,000,000   $   12,000   $     --     $  934,562    $  (73,592)   $  876,970
(AFTER RECAPITALIZATION)

Net Income                       --         --             --           --           --          3,367          --           3,367

Foreign Currency Translation     --         --             --           --           --           --         (26,902)      (26,902)
------------------------------------------------------------------------------------------------------------------------------------

BALANCE - DECEMBER 31, 2000    1,000        4,000    12,000,000       12,000         --        937,929      (100,494)      853,435

May 31, 2001 - Acquisition
  of Shell Company               --         --       10,803,058       10,803     107,169      (117,972)         --           --

Net Loss (Restated)              --         --             --           --           --       (121,768)         --        (121,768)

Foreign Currency Translation     --         --             --           --           --           --         (46,141)      (46,141)
     (Restated)
------------------------------------------------------------------------------------------------------------------------------------

BALANCE - DECEMBER 31, 2001    1,000      $ 4,000    22,803,058   $   22,803   $  107,169   $  698,189    $ (146,635)   $  685,526
     (Restated)
====================================================================================================================================






    The accompanying notes are an integral part of this financial statement.


ALFA UTILITY SERVICES, INC.
(A DELAWARE CORPORATION)
WOODBRIDGE, ONTARIO CANADA


CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
================================================================================
                                                    (Restated)
For the Years Ended December 31,                       2001            2000
--------------------------------------------------------------------------------

SALES                                              $ 12,090,683    $  9,862,552
--------------------------------------------------------------------------------

COST OF GOODS SOLD
Subdivision Material                                  5,298,096       6,172,921
Wages                                                 3,110,267       2,086,529
Other                                                 2,018,976         422,883
--------------------------------------------------------------------------------

TOTAL COST OF GOODS SOLD                             10,427,339       8,682,333
--------------------------------------------------------------------------------

GROSS PROFIT                                          1,663,344       1,180,219
--------------------------------------------------------------------------------

OPERATING EXPENSES
General and Administrative                            1,236,780         846,081
Depreciation and Amortization                           300,946         211,036
--------------------------------------------------------------------------------

TOTAL OPERATING EXPENSES                              1,537,726       1,057,117
--------------------------------------------------------------------------------

INCOME FROM OPERATIONS                                  125,618         123,102
--------------------------------------------------------------------------------

INTEREST EXPENSE, net of interest income
of $7,742 in 2001 and $0 in 2000                        (86,690)       (103,524)
--------------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES                               38,928          19,578

PROVISION FOR INCOME TAXES                              160,696          16,211
--------------------------------------------------------------------------------

NET (LOSS) INCOME                                      (121,768)          3,367

OTHER COMPREHENSIVE LOSS, NET OF INCOME TAX
Foreign Currency Translation, net of income
  tax of $0 in 2001 and 2000                            (46,141)        (26,902)
--------------------------------------------------------------------------------

COMPREHENSIVE LOSS FOR THE PERIOD                  $   (167,909)   $    (23,535)
================================================================================

(LOSS) INCOME PER COMMON SHARE - BASIC             $      (0.01)    $       0.00
(LOSS) INCOME PER COMMON SHARE - DILUTED           $      (0.01)    $       0.00
================================================================================

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING - BASIC                  18,301,784      12,000,000
WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING - DILUTED                18,301,784      16,000,000
================================================================================




    The accompanying notes are an integral part of this financial statement.



ALFA UTILITY SERVICES, INC.
(A DELAWARE CORPORATION)
WOODBRIDGE, ONTARIO CANADA


CONSOLIDATED STATEMENT OF CASH FLOWS
================================================================================

                                                        (Restated)
For the Years Ended December 31,                           2001          2000
--------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES

NET (LOSS) INCOME                                     $  (121,768)   $     3,367

NON-CASH ADJUSTMENTS
Depreciation and Amortization                             300,946        211,036
Gain on Sale of Equipment                                 (22,285)          (381)

CHANGES IN OPERATING ASSETS AND LIABILITIES
Accounts Receivable                                    (1,174,636)       725,591
Inventories                                               130,550       (114,953)
Income Taxes Receivable                                       625        (25,419)
Prepaid Expenses, Deposits and
  Other Current Assets                                    (33,318)        10,477
Accounts Payable and Other Accrued Expenses             1,177,999       (261,159)
Deferred Income Taxes                                     160,696         16,211
Other Liabilities                                          12,625           --
--------------------------------------------------------------------------------

NET CASH FLOWS FROM OPERATING ACTIVITIES                  432,434        564,770
--------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Repayments from (Advances to) Related Party                 1,361       (107,665)
Purchases of Property, Plant and Equipment               (471,726)      (828,838)
Proceeds from Sale of Property, Plant and Equipment       494,881         15,416
--------------------------------------------------------------------------------

NET CASH FLOWS FROM INVESTING ACTIVITIES                   24,516       (921,087)
--------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of Demand Loan                                  (30,249)      (231,926)
Proceeds from Long-Term Debt                              251,852        752,845
Repayment of Long-Term Debt                              (652,296)      (164,602)
Repayment of Capital Lease Obligation                     (26,257)          --
--------------------------------------------------------------------------------

NET CASH FLOWS FROM FINANCING ACTIVITIES                 (456,950)       356,317
--------------------------------------------------------------------------------

EFFECT OF EXCHANGE RATE CHANGES ON
  CASH AND CASH EQUIVALENTS                                  --             --
--------------------------------------------------------------------------------

Net Increase in Cash and Cash Equivalents                    --             --

Cash and Cash Equivalents - Beginning of Year                --             --
--------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS - END OF YEAR               $      --      $      --
================================================================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash Paid During the Year for Income Taxes            $      (625)   $    25,419
Cash Paid During the Year for Interest - Net          $    86,690    $   103,524
--------------------------------------------------------------------------------

NON-CASH INVESTING ACTIVITIES
Acquisition of Equipment Under Capital Leases         $   168,066    $      --
================================================================================



    The accompanying notes are an integral part of this financial statement.

ALFA UTILITY SERVICES, INC.
(A DELAWARE CORPORATION)
WOODBRIDGE, ONTARIO CANADA


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


NOTE A - THE COMPANY
         The original company was incorporated under the laws of the state of Delaware on December 15, 1994 as Triad Instrument Co. Inc. Subsequently, Triad's name was changed to Envirotech Mfg. Corp. (Envirotech), then Alfa Utility Services, Inc. (A Delaware Corporation) (the Company) on June 1, 2001.

         On June 1, 2001, pursuant to a reorganization, Alfa Utility Services Inc. (a Canadian Corporation) and its wholly owned subsidiary, Ontario Power Contracting Limited, became wholly owned subsidiaries of Alfa Utility Services, Inc. (A Delaware Corporation). The transaction was accounted for as a recapitalization, resulting in the historical operations of Ontario Power Contracting Limited being the historical operations of Alfa Utility Services, Inc. Accordingly, the accompanying financial statements have been restated to reflect the financial position, results of operations, and cash flows for all periods presented as if the recapitalization had occurred at the beginning of the earliest period presented.

         The January 1, 2000 balance (after recapitalization) represents the stockholder's equity of Alfa Utility Services, Inc.'s subsidiary, Ontario Power Contracting Limited, prior to the recapitalization plus the 12,000,000 common shares and 1,000 preferred shares issued in conjunction with the recapitalization. On May 31, 2001, Envirotech was acquired by exchanging shares of Alfa Utility Services, Inc. on a 1 for 1 basis for shares of Envirotech. Envirotech had no assets or liabilities at such time. This transaction is represneted by showing the number of shares, the share value, additional paid-in capital and retained earnings of Envirotech at the date of acquisition.


         SCOPE OF BUSINESS
         The Company is a full service utility construction and maintenance company, concentrating on electrical utilities, communications, natural gas pipelines, sewer and waterworks systems, currently serving the city of Toronto, Ontario Canada and surrounding areas.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         METHOD OF ACCOUNTING
         The Company maintains its books and prepares its financial statements on the accrual basis of accounting.

         PRINCIPLES OF CONSOLIDATION
         The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Alfa Utility Services Inc. and Ontario Power Contracting Limited. All significant intercompany balances and transactions have been eliminated in the consolidation.

         RECLASSIFICATIONS
         Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation.

         FOREIGN CURRENCY TRANSLATION The Company's foreign operations, Alfa Utility Services Inc. (Canada) and Ontario Power Contracting Limited, are measured using the local currency, Canadian dollars, as the functional currency. Assets and liabilities are translated at exchange rates as of the balance sheet date. Revenues, expenses and cash flows are translated at weighted average rates of exchange in effect during the year. The resulting cumulative translation adjustments have been recorded as a separate component of stockholders' equity and comprehensive income. There are no foreign currency transaction gains and losses as all operations are currently conducted in Canada.

         CASH AND CASH EQUIVALENTS
         Cash and cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. The Company maintains cash and cash equivalents at financial institutions which periodically may exceed federally insured amounts.


                                                                     -continued-

ALFA UTILITY SERVICES, INC.
(A DELAWARE CORPORATION)
WOODBRIDGE, ONTARIO CANADA


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

         PROPERTY, EQUIPMENT AND DEPRECIATION
         Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed on accelerated methods over the estimated useful lives as follows:

                     Automotive Equipment                  3 - 4 Years
                     Computers                             3 - 4 Years
                     Machinery and Equipment                   5 Years
                     Office Equipment                          5 Years

         Leasehold improvements are being depreciated on a straight-line basis over five years. Maintenance and repairs are charged to expense as incurred. Upon sale or retirement of assets, the cost and related accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is recognized.

         IMPAIRMENT OF ASSETS
         In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of," the Company assesses all long-lived assets for impairment at least annually or whenever events or circumstances indicate that the carrying amount may not be recoverable.

         INVENTORY
         Inventory is comprised of raw materials and is stated at the lower of cost or market. Cost is determined by the first-in, first-out method and market is based on the lower of replacement cost or net realizable value.

         USE OF ESTIMATES
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results can differ from those estimates.

         ADVERTISING
         The Company expenses advertising costs as incurred.

         REVENUE RECOGNITION
         The Company earns revenue primarily under service contracts that are time and materials based. The Company determines the percentage of work completed on a monthly basis and measures this based on the labor hours incurred and the materials used. The Company recognizes revenue based on the services performed. The final holdback amount, which approximates ten per cent of the total contract, is recognized after final completion and acceptance of the project. This generally occurs within 30 days of the completion of work. Contracts generally do not extend for periods in excess of one year. Holdbacks as of December 31, 2001 and 2000 were $423,000 and $345,000, respectively, and are included in accounts receivable.

                                                                     -continued-

ALFA UTILITY SERVICES, INC.
(A DELAWARE CORPORATION)
WOODBRIDGE, ONTARIO CANADA


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

         GOVERNMENT CONTRACTS
         The Company has no material amount of business under government contracts providing for renegotiation of profits, or termination at the convenience or discretion of the government, or other adverse terms.

         FINANCIAL INSTRUMENTS
         The Company's financial instruments consist of cash, accounts receivable, long-term debt and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

         INCOME TAXES
         The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," using the asset and liability approach, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of such assets and liabilities. This method utilizes enacted statutory tax rates in effect for the year in which the temporary differences are expected to reverse and gives immediate effect to changes in the income tax rates upon enactment.

         RECENT ACCOUNTING PRONOUNCEMENTS

         In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, "Accounting for Goodwill and Other Intangibles", which specifies that goodwill and some intangible assets will no longer be amortized, but instead will be subject to periodic impairment testing. The pronouncement is effective for the Company beginning January 1, 2002. The Company is in the process of evaluating the financial statement impact of the adoption of SFAS No. 142. Management does not anticipate that the adoption of SFAS No. 142 will have any material impact on the financial statements but may impact the financial statements for later quarters for the effects of future business acquisitions.

         In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which specifies that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The pronouncement is effective for the Company beginning January 1, 2003. The Company is in the process of evaluating the financial statement impact of the adoption of SFAS No. 143. Management does not anticipate that the adoption of SFAS No. 143 will have any material impact on the financial statements.

         In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which is effective for the Company beginning January 1, 2002. This statement supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of" and other related guidance. The Company is in the process of evaluating the financial statement impact of the adoption of SFAS No.
         144. Management does not anticipate that the adoption of SFAS No. 144 will have any material impact on the financial statements.


NOTE C - ACCOUNTS RECEIVABLE
         Accounts receivable consisted of the following:

         ------------------------------------------ --------------- ------------
         December 31,                                    2001            2000
         ------------------------------------------ --------------- ------------

         Accounts Receivable                         $ 2,776,656     $ 1,744,795

         Less:  Allowance for Doubtful Accounts            3,143           9,347
         ------------------------------------------ --------------- ------------

         Net Accounts Receivable                     $ 2,773,513     $ 1,735,448
         ------------------------------------------ --------------- ------------

NOTE D - PROPERTY AND EQUIPMENT
         Property and equipment consisted of the following:

         ---------------------------------- ---------- ---------- ----------- -----------
                                               OWNED      LEASED      TOTAL       Total
         December 31,                                      2001                    2000
         ---------------------------------- ---------- ---------- ----------- -----------

         Automotive Equipment               $  595,365     $  --    $ 595,365   $ 666,120
         Computer Equipment and Software        88,116        --       88,116      50,945
         Contractor's Equipment                902,384   168,066    1,070,450   1,193,457
         Furniture and Fixtures                 54,262        --       54,262      44,467
         Office Equipment                       16,656        --       16,656      11,779
         Leasehold Improvements                 25,640        --       25,640      22,024
         ---------------------------------- ---------- ---------- ----------- -----------
                                            $1,682,423 $ 168,066  $ 1,850,489 $ 1,988,792
         Less:  Accumulated Depreciation       750,402    16,233      766,635     699,280
         ---------------------------------- ---------- ---------- ----------- -----------

         Net Property and Equipment         $  932,021 $ 151,833  $ 1,083,854 $ 1,289,512
         ---------------------------------- ---------- ---------- ----------- -----------

ALFA UTILITY SERVICES, INC.
(A DELAWARE CORPORATION)
WOODBRIDGE, ONTARIO CANADA


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

NOTE E - DEMAND LOAN
         The demand loan consisted of the following:

         =======================================================================
         December 31,                                     2001          2000
         -----------------------------------------------------------------------

         Demand Loan, prime plus 1.0%, secured by
         all assets of the Company, various
         insurance policies and a personal guarantee
         of one of the directors of the Company.         $ 257,865   $ 305,003

         -----------------------------------------------------------------------

         The prime rate was 4.00% and 7.50% at December 31, 2001 and 2000, respectively.

         The demand loan is for a one-year term and is renewable annually. Interest only is payable monthly on the demand loan. The maximum amount of borrowings under the demand loan is the lesser of $1 million (CDN) or 80% of the receivables value, as defined in the credit agreement. The loan could have been increased to $1.5 million (CDN) between October 31, 2000 and February 28, 2001.

         The demand loan contains various covenants pertaining to the maintenance of net worth, direct borrowings, leverage, and liquidity requirements. At December 31, 2001 and 2000, the Company was not in compliance with certain ratios. Under the terms of the agreement, the bank may call the loan if the Company is in violation of any restrictive covenant. As of March 29, 2002, the Company had not obtained a waiver from the bank. Non-compliance with the covenants has had no impact on the Company's ability to borrow funds or on the terms of the loan. The management of the Company has the means and the willingness to refinance the debt should demand for payment be made.

NOTE F - LONG-TERM DEBT
         Long-term debt consisted of the following:

         -----------------------------------------------------------------------
         December 31,                                     2001       2000
         -----------------------------------------------------------------------

         Lien Notes, 3.0% to 4.9%, secured by
         automotive and contractor's
         equipment, due in installments
         through 2005.
                                                        $ 150,722   $ 269,672

         Lien Notes, 5.90% to 10.25%, secured by
         automotive and contractor's
         equipment, due in installments through 2005.
                                                          381,862     708,393
         ---------------------------------------------- --------- -----------

         Total Long-Term Debt                           $ 532,584   $ 978,065

         Less:  Current Portion                           160,528     247,112
         ---------------------------------------------- --------- -----------

         Amount Due After One Year                      $ 372,056   $ 730,953
         ====================================================================

         Annual maturities of debt for the five years succeeding December 31, 2001 are as follows:

             2002        2003       2004        2005        2006          Total
         ----------- ----------- ----------- ----------- ----------- -----------
          $ 160,528   $ 167,328   $ 164,493    $ 40,235     $--      $ 532,584
         =======================================================================

ALFA UTILITY SERVICES, INC.
(A DELAWARE CORPORATION)
WOODBRIDGE, ONTARIO CANADA


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

NOTE G - CAPITAL LEASES
         During the third quarter of 2001, the Company entered into capital leases for various construction equipment valued at $168,066. Such capital leases expire in 2004. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the assets. The assets are depreciated over the lower of their related lease terms or their estimated productive lives. Depreciation of assets under capital lease is included in depreciation expense for the year ended December 31, 2001.

         Minimum future lease payments under capital leases as of December 31, 2001 for each of the next five years and thereafter are:

         =======================================================================
         Year Ended December 31,                                      Amount
         -------------------------------------------------- -------------------

         2002                                                         $ 57,390
         2003                                                           57,390
         2004                                                           43,917
         2005                                                               --
         2006                                                               --
         Subsequent to 2006                                                 --
         -------------------------------------------------- -------------------

         Total Minimum Lease Payments                                $ 158,697

         Less:  Amount Representing Interest                             7,530
         -------------------------------------------------- -------------------

         Present Value of Net Minimum Lease Payments                 $ 151,167
         =======================================================================

NOTE H - LEASE ARRANGEMENTS
         The Company leases a facility and contractor's equipment under operating leases which expire at various dates through 2005.

         During 2001, the Company entered into sale-leaseback arrangements with unrelated third parties. Under the arrangements, the Company sold certain contractor's equipment and leased it back over periods ranging from 3 to 4 years. The leases have an option at the end of the term to purchase the equipment at fair value, renew the lease or return the equipment. The Company is responsible for ordinary maintenance on the equipment. The leasebacks have been accounted for as operating leases. The gain of $18,046 realized in this transaction is being deferred over the lease's term.

         At December 31, 2001, the Company's future minimum lease payments are as follows:

            2002        2003        2004        2005       2006       Total
         ----------- ----------- ----------- ----------- --------- -------------
         $ 278,952   $ 208,522   $ 181,190    $ 78,982     $--      $ 747,646
         =======================================================================

         Rent expense under operating leases was $248,177 and $46,819 for the years ended December 31, 2001 and 2000, respectively.

ALFA UTILITY SERVICES, INC.
(A DELAWARE CORPORATION)
WOODBRIDGE, ONTARIO CANADA


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

NOTE I - CONVERSION OPTION
         The acquisition as of June 1, 2001 by Alfa Utility Services Inc. (A Canadian Corporation) of its operating subsidiary Ontario Power Contracting Limited involved the issuance to Ontario's two corporate shareholders of 1,000 of Alfa Canada's Class A Preference Shares. An Amended Option Agreement was entered into to allow the Class A Preference Shares to be converted into 4,000,000 restricted shares of Alfa Utility Services, Inc. (A Delaware Corporation) Common Stock. Alfa's financial statements reflect earnings per share on a fully diluted basis as if the 4,000,000 shares are outstanding for the period December 31, 2000. For the period ended December 31, 2001, the financial statements do not include the 4,000,000 shares, as they are antidilutive . Until converted, the Class A Preference Shares bear a 6% non-cumulative dividend totaling $75,000 per year and would be entitled to a liquidation preference of $1,250,000 and, beginning June 1, 2003, a redemption payment at the shareholder's election (on 30 days notice) of $1,250,000. The redemption option has been permanently waived by the shareholders. Such 1,000 Class A Preference Shares are held in equal amounts by Carmine Industries, Ltd. and 815748 Ontario Limited. Both are Ontario corporations controlled by Alfa's President, Joseph Alfano. The option will expire on May 31, 2006.

NOTE J - RETIREMENT PLAN
         The Company maintains a defined contribution retirement savings plan, which covers substantially all employees. The Company makes matching contributions to the plan up to 2% of each employee's base salary. The Company's matching contributions for 2001 and 2000 amounted to approximately $6,500 and $3,900 for 2001 and 2000, respectively.


NOTE K - RELATED PARTY TRANSACTIONS
         Sales for the years ended December 31, 2001 and 2000 include $-0- and $123,200, respectively, to a related party. The amounts included in accounts receivable from this related party amounted to $-0- and $51,500 for the years ended December 31, 2001 and 2000, respectively. One of the shareholders of the related party is also a shareholder of the Company.

         The amount due from related parties, who are related parties by virtue of common stockholders, is non-interest bearing, unsecured, with no set terms of repayment.

         The Company paid management fees in the amount of $45,820 and $-0- for the years ended December 31, 2001 and 2000, respectively, to a related company. One of the directors of the Company is the shareholder of the related company.

NOTE L - INCOME TAXES
         The components of the provision for income taxes are as follows:

         ==================================================================
         December 31,                                  2001        2000
         ------------------------------------------------------ -----------

         CURRENT
         U.S.                                        $  --       $  --
         Foreign                                        --          --

         DEFERRED
         U.S.                                           --          --
         Foreign                                    160,696      16,211
         ----------------------------------------------------- -----------

         Totals                                   $ 160,696    $ 16,211
         =================================================================

ALFA UTILITY SERVICES, INC.
(A DELAWARE CORPORATION)
WOODBRIDGE, ONTARIO CANADA


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

NOTE L - INCOME TAXES - CONTINUED

         Deferred tax (liabilities) assets consist of the following:

         ------------------------------------------ ------------- --------------
         December 31,                                    2001           2000
         ------------------------------------------ ------------- --------------

         Property and equipment basis difference     $(87,154)      $(31,848)
         Contracts                                   (198,877)      (102,130)
         ------------------------------------------ ------------- --------------

         Gross Deferred Tax Liabilities              (286,031)      (133,978)
         ------------------------------------------ ------------- --------------

         Net Operating Loss Carryforward               24,249         21,499
         ------------------------------------------ ------------- --------------

         Gross Deferred Tax Assets                     24,249         21,499
         ------------------------------------------ ------------- --------------

         Net Deferred Tax Liability                 $(261,782)     $(112,479)
         ------------------------------------------ ------------- --------------

         The net operating loss carryforward expires in 2007.


NOTE M - RESTATEMENT

         In 2002, after giving consideration to guidance provided by Statement of Financial Accounting Standards No. 28, "Accounting For Sales with Leasebacks," the Company deferred the gain on the sale-leaseback transaction that occurred in 2001.

                                                YEAR ENDED DECEMBER 31,
                                                       2001
--------------------------------------------------------------------------------
          COMPREHENSIVE LOSS FOR THE PERIOD        $ (151,135)
            AS ORIGINALLY REPORTED
          Deferred Gain on Sale-Leaseback            ( 16,774)
--------------------------------------------------------------------------------
          COMPREHENSIVE LOSS FOR THE PERIOD,
            RESTATED                               $ (167,909)
================================================================================

                           ALFA UTILITY SERVICES, INC.
                            (A DELAWARE CORPORATION)
                           WOODBRIDGE, ONTARIO CANADA

              ----------------------------------------------------
                                FINANCIAL REPORTS
                                       AT
                                  JUNE 30, 2002
              ----------------------------------------------------

ALFA UTILITY SERVICES, INC.
(A DELAWARE CORPORATION)
WOODBRIDGE, ONTARIO CANADA


TABLE OF CONTENTS
--------------------------------------------------------------------------------


Independent Accountant's Report                                           F-1

Consolidated Balance Sheet at June 30, 2002 (Unaudited)
  and December 31, 2001                                                   F-2

Consolidated Statement of Changes in Stockholders' Equity for the
  Six Months Ended June 30, 2002 and 2001 (Unaudited)                     F-3

Consolidated Statement of Operations and Comprehensive Income for the
  Three and Six Months Ended June 30, 2002 and 2001 (Unaudited)           F-4

Consolidated Statement of Cash Flows for the Six Months Ended
  June 30, 2002 and 2001 (Unaudited)                                      F-5

Notes to Consolidated Financial Statements                                F-6

                     INDEPENDENT ACCOUNTANT'S REPORT



To the Board of Directors
Alfa Utility Services, Inc.
Woodbridge, Ontario Canada


           We have reviewed the accompanying consolidated balance sheet of Alfa Utility Services, Inc. (A Delaware Corporation) as of June 30, 2002, and the related consolidated statements of operations and comprehensive income for the three and six months ended June 30, 2002 and 2001, and the consolidated statements of changes in stockholders' equity, and cash flows for the six months ended June 30, 2002 and 2001. All information included in these financial statements is the responsibility of the management of Alfa Utility Services, Inc.

           We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

           Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

           We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet (presented herein) of Alfa Utility Services, Inc. as of December 31, 2001, and the related consolidated statements of operations and comprehensive income, changes in stockholders' equity, and cash flows for the year then ended (not presented herein); and in our report, dated March 29, 2002, except for Note M, as to which the date is August 14, 2002, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2001 is fairly stated, in all material respects. No auditing procedures have been performed subsequent to the date of our report.





/s/ Rotenberg & Co., LLP
-------------------------
Rotenberg & Co., LLP
Rochester, New York
  August 7, 2002




ALFA UTILITY SERVICES, INC.
(A DELAWARE CORPORATION)
WOODBRIDGE, ONTARIO CANADA

CONSOLIDATED BALANCE SHEET
====================================================================================================
                                                                          (UNAUDITED)
                                                                           JUNE 30,       December 31,
                                                                             2002          2001
--------------------------------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS
Cash and Cash Equivalents                                                 $     5,857    $      --
Accounts Receivable - Net of Allowances                                     2,274,333      2,773,513
Inventories                                                                   471,692        410,890
Income Taxes Receivable                                                          --               28
Prepaid Expenses, Deposits and Other Current Assets                            98,489        106,828
----------------------------------------------------------------------------------------------------

TOTAL CURRENT ASSETS                                                        2,850,371      3,291,259

PROPERTY AND EQUIPMENT - NET OF ACCUMULATED DEPRECIATION                      534,546      1,083,854

OTHER ASSETS
Due from Related Parties                                                      214,743        204,960
----------------------------------------------------------------------------------------------------

TOTAL ASSETS                                                              $ 3,599,660    $ 4,580,073
====================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Demand Loan                                                               $   349,111    $   257,865
Capital Lease Payable - Due Within One Year                                      --           53,061
Long-Term Debt - Due Within One Year                                           65,345        160,528
Deferred Income Taxes - Due Within One Year                                   169,573        174,628
Accounts Payable and Other Accrued Expenses                                 2,241,240      2,693,201
----------------------------------------------------------------------------------------------------

TOTAL CURRENT LIABILITIES                                                   2,825,269      3,339,283

OTHER LIABILITIES
Capital Lease Payable - Due After One Year                                       --           83,808
Long-Term Debt - Due After One Year                                           106,119        372,056
Deferred Income Taxes - Due After One Year                                     59,282         87,154
Other Liabilities                                                              10,458         12,246
----------------------------------------------------------------------------------------------------

TOTAL LIABILITIES                                                           3,001,128      3,894,547
----------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY
Preferred Stock - $4.00 Par; 1,000 Shares Authorized, Issued and
                          Outstanding (Liquidation Value of $1,250,000)         4,000          4,000
Common Stock - $.001 Par; 50,000,000 Shares Authorized;
                          22,803,058 Issued and Outstanding                    22,803         22,803
Additional Paid-In Capital                                                    107,169        107,169
Retained Earnings                                                             582,678        698,189
Accumulated Other Comprehensive Loss                                         (118,118)      (146,635)
----------------------------------------------------------------------------------------------------

TOTAL STOCKHOLDERS' EQUITY                                                    598,532        685,526
----------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                $ 3,599,660    $ 4,580,073
====================================================================================================





    The accompanying notes are an integral part of this financial statement.

                          See Accountants Review Report



ALFA UTILITY SERVICES, INC.
(A DELAWARE CORPORATION)
WOODBRIDGE, ONTARIO CANADA


CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------------



                                        PREFERRED STOCK         COMMON STOCK
                                     -------------------    -------------------

                                                                                                       ACCUMULATED
                                                                                                           OTHER
                                                                                                       COMPREHENSIVE
                                                                                                           LOSS -
                                      NUMBER    $4.00       NUMBER       $.001    ADDITIONAL             CUMULATIVE       TOTAL
                                        OF       PAR          OF          PAR       PAID-IN   RETAINED   TRANSLATION   STOCKHOLDERS'
                                      SHARES    VALUE       SHARES       VALUE      CAPITAL   EARNINGS   ADJUSTMENTS       EQUITY
------------------------------------------------------------------------------------------------------------------------------------

BALANCE JANUARY 1, 2001                1,000   $  4,000   12,000,000   $ 12,000   $   --     $  937,929    $ (100,494)   $  853,435

May 31, 2001 - Recapitalization as
  Alfa Utility Services, Inc.           --         --     10,802,058     10,803    107,169     (117,972)         --            --

Net Loss for the Period                 --         --           --         --         --       (198,116)         --        (198,116)

Foreign Currency Translation            --         --           --         --         --           --          (7,828)       (7,828)
------------------------------------------------------------------------------------------------------------------------------------

BALANCE JUNE 30, 2001                  1,000      4,000   22,802,058     22,803    107,169      621,841      (108,322)      647,491

Net Income for the Period               --         --           --         --         --         76,348          --          76,348

Foreign Currency Translation            --         --           --         --         --           --         (38,313)      (38,313)
------------------------------------------------------------------------------------------------------------------------------------

BALANCE DECEMBER 31, 2001              1,000      4,000   22,802,058     22,803    107,169      698,189      (146,635)      685,526

Net Loss for the Period
  (Unaudited)                           --         --           --         --         --       (115,511)         --        (115,511)

Foreign Currency Translation
  (Unaudited)                           --         --           --         --         --           --          28,517        28,517
------------------------------------------------------------------------------------------------------------------------------------

BALANCE JUNE 30, 2002 (Unaudited)      1,000   $  4,000   22,802,058   $ 22,803   $107,169   $  582,678    $ (118,118)   $  598,532
====================================================================================================================================






    The accompanying notes are an integral part of this financial statement.

                          See Accountants Review Report



ALFA UTILITY SERVICES, INC.
(A DELAWARE CORPORATION)
WOODBRIDGE, ONTARIO CANADA


CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME - UNAUDITED
-----------------------------------------------------------------------------------------------------------

                                                  THREE MONTHS ENDED JUNE 30,   SIX MONTHS ENDED JUNE 30,
                                                  ---------------------------   -------------------------

                                                  2002            2001           2002           2001
----------------------------------------------------------------------------------------------------------

SALES                                        $  2,780,087    $  2,618,760    $  5,556,298    $  4,743,233
----------------------------------------------------------------------------------------------------------
COST OF GOODS SOLD
Subdivision Material                            1,139,008       1,187,720       2,548,493       2,367,280
Wages                                             787,732         664,888       1,580,781       1,259,869
Other                                             329,744         390,071         739,552         702,483
----------------------------------------------------------------------------------------------------------

TOTAL COST OF GOODS SOLD                        2,256,484       2,242,679       4,868,826       4,329,632
----------------------------------------------------------------------------------------------------------

GROSS PROFIT                                      523,603         376,081         687,472         413,601
----------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
General and Administrative                        411,226         270,961         793,631         486,581
Depreciation and Amortization                       9,914           9,616          23,395          16,101
----------------------------------------------------------------------------------------------------------

TOTAL OPERATING EXPENSES                          421,140         280,577         817,026         502,682
----------------------------------------------------------------------------------------------------------

INCOME (LOSS) FROM OPERATIONS                     102,463          95,504        (129,554)        (89,081)

OTHER INCOME (EXPENSE)
Interest Expense - Net                            (13,163)        (21,565)        (29,786)        (51,440)
----------------------------------------------------------------------------------------------------------

INCOME (LOSS) BEFORE INCOME TAXES                  89,300          73,939        (159,340)       (140,521)

Provision for (Recovery of) Income Taxes          (46,455)       (103,357)         43,829         (57,595)
----------------------------------------------------------------------------------------------------------

NET INCOME (LOSS)                                  42,845         (29,418)       (115,511)       (198,116)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign Currency Translation, net of
  Income tax of $0 in 2002 and 2001                28,386          26,236          28,517          (7,828)
----------------------------------------------------------------------------------------------------------

COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD   $     71,231    $     (3,182)   $    (86,994)   $   (205,944)
=========================================================================================================

INCOME (LOSS) PER COMMON SHARE - BASIC       $       0.00    $       0.00    $      (0.01)   $      (0.01)
INCOME (LOSS) PER COMMON SHARE - DILUTED     $       0.00    $       0.00    $      (0.01)   $      (0.01)
=========================================================================================================

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING - BASIC            22,802,058      15,679,822      22,802,058      13,850,076
WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING - DILUTED          26,802,058      15,679,822      22,802,058      13,850,076
=========================================================================================================




    The accompanying notes are an integral part of this financial statement.

                          See Accountants Review Report



ALFA UTILITY SERVICES, INC.
(A DELAWARE CORPORATION)
WOODBRIDGE, ONTARIO CANADA
-------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF CASH FLOWS - UNAUDITED
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Six Months Ended June 30,                                  2002         2001
-------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES

NET LOSS                                                 $(115,511)   $(198,116)

NON-CASH ADJUSTMENTS
Depreciation and Amortization                               98,767      134,365
Loss on Sale of Equipment                                   27,214         --

CHANGES IN OPERATING ASSETS AND LIABILITIES
Accounts Receivable                                        609,393     (158,371)
Inventories                                                (39,743)     235,080
Income Taxes Receivable                                         28          641
Prepaid Expenses, Deposits and Other Current Assets         12,966      (54,207)
Accounts Payable and Other Accrued Expenses               (560,137)     (87,778)
Deferred Income Taxes                                      (43,828)      57,595
Other Liabilities                                           (2,289)        --
-------------------------------------------------------------------------------

NET CASH FLOWS FROM OPERATING ACTIVITIES                   (13,140)     (70,791)
-------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of Property, Plant and Equipment                 (32,283)    (141,462)
Proceeds from Sale of Property, Plant and Equipment        358,592         --
-------------------------------------------------------------------------------

NET CASH FLOWS FROM INVESTING ACTIVITIES                   326,309     (141,462)
-------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Demand Loan                                  241,517      224,517
Repayment of Demand Loan                                  (165,351)        --
Repayment of Long Term Debt                               (372,969)        --
Repayments of Capital Lease Obligation                     (10,717)     (12,264)
-------------------------------------------------------------------------------

NET CASH FLOWS FROM FINANCING ACTIVITIES                  (307,520)     212,253
-------------------------------------------------------------------------------

EFFECT OF EXCHANGE RATE CHANGES ON
  CASH AND CASH EQUIVALENTS                                    208         --
-------------------------------------------------------------------------------

Net Increase in Cash and Cash Equivalents                    5,857         --

Cash and Cash Equivalents - Beginning of Period               --           --
-------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS - END OF PERIOD                $   5,857    $    --
===============================================================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash Paid During the Period for Income Taxes             $    --      $    --
Cash Paid During the Period for Interest - Net           $  29,786    $  51,440
===============================================================================

NON-CASH INVESTING ACTIVITIES
Termination of Capital Leases - Equipment                $ 126,004    $    --
===============================================================================

    The accompanying notes are an integral part of this financial statement.

                          See Accountants Review Report

ALFA UTILITY SERVICES, INC.
(A DELAWARE CORPORATION)
WOODBRIDGE, ONTARIO CANADA


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE A -     BASIS OF PRESENTATION
             The condensed consolidated financial statements of Alfa Utility Services, Inc. (the "Company") included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"). Certain information and footnote disclosures normally included in financial statements prepared in conjunction with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These condensed consolidated financial statements should be read in conjunction with the annual audited financial statements and the notes thereto, included in the Company's Form 10-SB Registration Statement, Form SB-2 Registration Statement, and other filings with the SEC.

             The accompanying unaudited interim consolidated financial statements reflect all adjustments of a normal and recurring nature which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows of the Company for the interim periods presented. The results of operations for these periods are not necessarily comparable to, or indicative of, results of any other interim period of or for the fiscal year taken as a whole. Factors that affect the comparability of financial data from year to year and for comparable interim periods include non-recurring expenses associated with the Company's registrations with the SEC and the seasonal fluctuations of the business. Certain financial information that is not required for interim financial reporting purposes has been omitted.

             RECLASSIFICATIONS
             Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation.

                                    PART III

PART III ITEMS III-1 & 2.    INDEX TO AND DESCRIPTION OF EXHIBITS

                         EXHIBITS INDEX AND DESCRIPTION

NO.      F. 10 P. #      DESCRIPTION

(2)      N/A             (CHARTER AND BY-LAWS)

2.01   ______            Certificate of Incorporation filed 12/15/94

2.02   ______            Amended (Restated) Certificate of Incorporation
                         filed 8/30/95

2.1     ______           Restated Certificate of Incorporation filed 6/1/01

2.3     ______           By-laws (under original corporate name, Triad
                         Instrument Co., Inc.)

(3)      N/A             (INSTRUMENTS DEFINING RIGHTS OF REGISTRANT'S AND
                         SUBSIDIARIES' EQUITY AND DEBT SECURITY HOLDERS
                         (WHEN AUTHORIZED DEBT EXCEEDS 5% OF CONSOLIDATED
                         ASSETS)

3.1     ______           5/31/01 Amended Consent of Directors and Shareholders
                         of Envirotech Mfg. Corp., a Delaware corporation, to amend and restate Articles to change name to Alfa
                         Utility Services, Inc., to increase authorized stock from 20,000,000 to 50,000,000 shares, to issue
                         12,000,000 shares to Alfano in exchange for all shares of Alfa Utility Services Inc., a Canadian corporation (and its 100% subsidiary Ontario Power
                         Contracting Limited, an Ontario corporation), to replace Slessor with Alfano as Sole Director and officer and to approve the stock exchange agreement, option agreement and to reserve 4,000,000 Common Shares for issuance upon receipt of conversion notice and endorsed certificates for 1,000 Class A Preference
                         Shares of Alfa Canada under the Option Agreement between them.

3.2     ______           5/31/01 Amended Assignment of Stock (of
                         Alfa Utility Services Inc., a Canadian corporation, by
                         Alfano to Alfa Utility Services, Inc., a Delaware corporation, formerly named Envirotech Mfg. Corp.)

3.3A   ______            6/1/01 Resolution of the Board of Directors of Alfa
                         Utility Services Inc., a Canadian corporation, to issue
                         500 Class A Preference Shares to Carmine Industries
                         Ltd.

3.3B   ______            6/1/01 Resolution of the Board of Directors of Alfa
                         Utility Services Inc., a Canadian corporation, to issue
                         500 Class A Preference Shares to 815748 Ontario Limited

3.3C   ______            6/1/01 Resolution of the Director of Alfa  Utility
                         Services Inc., a Canadian corporation, to issue 100
                         Common Shares to Joseph Alfano

3.4A   ______            6/1/01 Option Agreement to convert (exchange) 500 Alfa
                         Canada Class A Preference Shares into 2,000,000 Alfa
                         Delaware Common Shares

3.4B   ______            6/1/01 Option Agreement to convert (exchange) 500 Alfa
                         Canada Class A Preference Shares into 2,000,000 Alfa
                         Delaware Common Shares


3.4C   _______           6/1/01 Amended Option Agreement to convert (exchange)
                         500 Alfa Canada Class A Preference Shares into
                         2,000,000 Alfa Delaware Common Shares (Sec. 2.2 waiver of redemption until 6/1/03)

3.4D   _______           6/1/01 Amended Option Agreement to convert (exchange)
                         500 Alfa Canada Class A Preference Shares into
                         2,000,000 Alfa Delaware Common Shares (Sec. 2.2 waiver of redemption until 6/1/03)

3.4E  _______            6/1/01 Second Amended Option Agreement to convert
                         (exchange) 500 Alfa Canada Class A Preference Shares into 2,000,000 Alfa Delaware Common Shares (Sec. 2.0 waiver of conversion until 6/1/03)

3.4F  _______            6/1/01 Second Amended Option Agreement to convert
                         (exchange) 500 Alfa Canada Class A Preference Shares into 2,000,000 Alfa Delaware Common Shares (Sec. 2.0 waiver of conversion until 6/1/03)

*3.4G  _______           7/31/02 Agreement between Carmine Industries, Ltd. and
                         Alfa Utility Services, Inc. to permanently waive the redemption option

*3.4H  ______            7/31/02 Agreement between 815748 Ontario Limited and
                         Alfa Utility Services, Inc. to permanently waive the redemption option

3.5A   ______            7/27/01 Demand Loan Agreement

3.5B   ______            Amending Agreement dated 9/24/01 to the 7/27/01 Demand
                         Loan Agreement

3.5C   ______            Amending Agreement dated 2/18/02 to the 7/27/01 Demand
                         Loan Agreement and the 9/24/01 Amending Agreement

(5)     N/A              (VOTING TRUST AGREEMENT)   NOT APPLICABLE

(6)     N/A              (MATERIAL CONTRACTS, INCLUDING WITH RELATED PARTIES,
                         OR TO BUY/SELL/LEASE OVER 15% OF ASSETS, OR FOR
                         MANAGEMENT SERVICES OR COMPENSATION)

6.1     ______           Premises Lease by Ontario Power Contracting Limited
                         from United Rentals of Canada, Inc.

6.2        **            Contractor's Equipment and Automotive Equipment Leases

(7)     N/A              (MATERIAL FOREIGN PATENTS NOT COVERED BY U.S. PATENTS)
                         NOT APPLICABLE

________


*    Filed herewith -- All other items previously filed unless noted otherwise.

**   Pursuant to U.S. Securities and Exchange Commission Form 10-SB Part III
     Item 2 incorporating Form 1-A Part III, and its Item 2, Instruction (b), the registrant is not filing equipment leases, but agrees to provide to the Commission supplementally upon request, typical forms of regular and capital leases. Although the aggregate amount of leased equipment is material, no individual item of leased equipment is material. Further, the leases are such as ordinarily accompany the registrant's kind of business, and otherwise are made in the ordinary course of business.

         SIGNATURE PAGE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this amendment to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  ALFA UTILITY SERVICES, INC.
                                                  ---------------------------
                                                           (Registrant)



September 4, 2002                                 By:  /s/ JOSEPH ALFANO
                                                  ------------------------------
                                                  JOSEPH ALFANO, President